PHELPS DUNBAR LLP

COUNSELORS AT LAW

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www.phelpsdunbar.com

MARK A. FULLMER Partner (504)584-9324 fullmerm@phelps.com	April 19, 2006	6792-26

VIA EDGAR

Ms. Mara L. Ransom

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Britton & Koontz Capital Corporation

Additional Definitive Soliciting Materials

Filed on April 10, 2006

File No. 0-22606

Dear Ms. Ransom:

We are responding on behalf of Britton & Koontz Capital Corporation (the “Company”) to your letter of April 14, 2006 providing comments to the Additional Definitive Soliciting Materials of the Company filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2006. To the extent that your comments requested supplemental advice to the Commission, they are addressed below. Comments requiring additional disclosures or revisions to current disclosures are addressed in the additional soliciting materials (as revised) attached to this letter as Exhibit A, which were filed with the Commission as of the date hereof and are in the process of being distributed to the Company’s shareholders; cross-references to such exhibit are provided in this letter.

Our response follows a reproduction of the applicable comment.

April 19, 2006

1. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

•	“. . . by the second quarter of 2002, it was clear that Mr. Lanneau’s Sumx project was a failure, and [you] wrote off your investment in Sumx at that time,” on page 2;

•	“. . . subsequent failed efforts by Mr. Lanneau to develop the costly BKINET technology project at the Bank . . .,” on page 2; and

•	“. . . the compensation per employee and assets managed per employee at the Bank are now much more in line with peer group community bank averages,” on page 3.

These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. In addition, to facilitate our review, provide an annotated copy of the proxy statement, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Information in response to this comment is set forth in the annotated copy of the Company’s April 10 definitive additional soliciting materials, including schedules, attached to this letter as Exhibit B.

2. We note your indication in the Letter to Shareholders and on page 1 that you are responding to “some of the misleading and inaccurate statements in the Lanneau-Metcalfe Group’s proxy materials.” This statement implicates Rule 14a-9 which covers false or misleading statements and, in

April 19, 2006

particular, material which directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations. Please disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable.

Information in response to this comment is set forth under the heading “Proposal Nos. 1 and 2 – Election of Directors” in the Company’s additional soliciting materials attached to this letter as Exhibit A that we are in the process of distributing to the Company’s shareholders. Any assertions in such additional soliciting materials that require a demonstration of the factual foundation therefor are duplicative of similar assertions made in the Company’s definitive additional soliciting materials filed with the Commission on April 10, 2006, and the annotated copy of such April 10 materials attached as Exhibit B hereto contains the necessary factual foundation.

3. On a supplemental basis, support the statements you make relating to your year-end 2000 to 2005 results including your statements as to the increase in 1) loans, 2) core, non-interest bearing checking account balances, 3) annual dividends and 4) year-end share prices. Please also provide support for your statement on page 3 referring to the “13.5% increase in net income in 2005 over 2004.” Where the support for your calculations appears in other documents, such as the company’s Form 10-Qs or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Again, mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

Information in response to this comment is set forth in the annotated copy of the Company’s April 10 definitive additional soliciting materials, including schedules, attached to this letter as Exhibit B.

4. In view of the fact that divergent views exist regarding the functions of cumulative voting, please disclose that commentators and corporate governance experts might reasonably disagree on the propriety and utility of cumulative voting. In addition, for the sake of a balanced presentation, discuss some of the benefits supposedly conferred upon shareholders by being able to elect directors via cumulative voting. In light of this, tell us why you believe it is appropriate to state that “this group is only interested in the democratic process if and when it suits the group’s own interests.” Further, provide supplemental support for the research to which you make reference as to the 91% of the companies in the S&P 500 that do not have cumulative voting and why this statement, and the one that follows regarding local bank holding companies, supports you statement that “cumulative voting is not prevalent among major United States public companies.”

April 19, 2006

In response to the comment regarding the debate over the desirability of cumulative voting, please refer to the discussion under the heading “Proposal No. 3 – Amendment of the Company’s Restated Articles of Association to Eliminate Cumulative Voting in the Election of Directors” in the Company’s additional soliciting materials attached hereto as Exhibit A.

We have been authorized by the Company to state that the Company believes that the Lanneau-Metcalfe Group’s positions on the proposals to be voted on at the Company’s 2006 annual meeting of shareholders demonstrate that the group is only interested in the democratic process when it suits the group’s own interests. In the discussion of the shareholder proposal of Bazile R. Lanneau, Jr. to eliminate the Company’s supermajority voting provisions in the preliminary proxy materials filed with the Commission on March 31, 2006, the Lanneau-Metcalfe Group asserted that “democracy should prevail within business organizations” and requested shareholder support for the shareholder proposal. The same assertion is made in the group’s definitive proxy statement filed with the Commission on April 17, 2006. At the same time, however, the Lanneau-Metcalfe Group is soliciting in opposition to the Company’s proposal to eliminate cumulative voting in the election of directors. It is the Company’s belief that the election of directors without the benefit of cumulative voting is more in line with the democratic process, as the Company believes such process is traditionally understood. Therefore, because (i) the Company believed that cumulative voting is not as democratic as voting in the election of directors without cumulative voting and (ii) the Lanneau-Metcalfe Group is soliciting proxies against the proposal to eliminate cumulative voting, the Company formed the reasonable opinion that the Lanneau-Metcalfe Group does not want the democratic process to be applied in all situations.

Supplemental information supporting our research regarding the number of companies in the S&P 500 with cumulative voting is set forth in the annotated copy of the Company’s April 10 definitive additional soliciting materials, including schedules, attached to this letter as Exhibit B. According to information contained on the website of Standard & Poor’s (http://www.standardandpoors.com), the S&P 500 is composed only of United States companies that have a market capitalization in excess of $4 billion. The S&P 500 is tailored to include companies representing a variety of business sectors. With companies such as Exxon Mobil Corp., General Electric, Microsoft Corp., Citigroup Inc., Bank of America Corp., Procter & Gamble and Johnson & Johnson, among many other well-known companies, we believe that the S&P 500 contains a sufficiently large collection of corporations that can reasonably be labeled “major United States public companies.” Therefore, if cumulative voting is not prevalent among companies within the S&P 500, it is reasonable to believe that cumulative voting is not prevalent among major United States public companies.

April 19, 2006

5. Regarding the election of the Lanneau-Metcalfe Group nominee, you mention your concern that the nominee “will feel beholden to the interests” of the group that nominated him. This concern appears to be speculative. Revise to describe the basis for your belief and why you believe that the nominee will not represent the interest of all of the Company’s shareholders. Further, provide similar support for your indication that “the actions of the Lanneau-Metcalfe Group . . . illustrate the group’s true intentions, which is ultimately to control the Company to suit its own ends . . .,” considering they have only nominated one nominee among a board of nine.

Information in response to this comment is found under the heading “Proposal No. 3 – Amendment of the Company’s Restated Articles of Association to Eliminate Cumulative Voting in the Election of Directors” in the Company’s additional soliciting materials attached hereto as Exhibit A.

* * * * * *

If the Commission has any additional comments in response to this letter, the Company will respond to such comments as soon as possible. If you have any questions or comments regarding any of the foregoing discussions, please feel free to contact me at the above-referenced number. You may also contact my associate, Mark W. Jeanfreau, at (504) 584-9236.

With best regards,

/s/ Mark A. Fullmer
Mark A. Fullmer

cc:	Mr. W. Page Ogden

Mark W. Jeanfreau, Esq.

Exhibit A

BRITTON & KOONTZ CAPITAL CORPORATION

500 Main Street

Natchez, Mississippi 39120

April 19, 2006

Dear Fellow Shareholder:

A shareholder group composed of Bazile R. Lanneau, Jr., Albert W. Metcalfe and members of their extended family (referred to here as the “Lanneau-Metcalfe Group”) has filed definitive proxy materials with the Securities and Exchange Commission. We believe that you will soon receive a proxy statement and a gold proxy card from this group. The gold proxy card gives the Lanneau-Metcalfe Group a proxy to vote your shares at the 2006 Annual Meeting of Shareholders of Britton & Koontz Capital Corporation (referred to as “the Company”). You are under no obligation to return this gold proxy card.

We previously delivered to you a white proxy card that gives us a proxy to vote your shares at the 2006 Annual Meeting. If you have already submitted your white proxy card and you do not wish to change your vote, you do not need to take any additional action. The white proxy card remains valid, unless you submit a later-dated proxy card. We urge you to immediately discard and not return the gold proxy card sent by the Lanneau-Metcalfe Group.

If you have not already sent in your proxy and you desire to vote your shares in accordance with the recommendations of the Board of Directors, as described in the Company’s proxy materials previously sent to you by the Company, please take a moment now to complete, sign, date and mail the enclosed white proxy card to the Company. To obtain another copy of the Company’s proxy solicitation materials or 2005 Annual Report to Shareholders, contact Cliffie Anderson at (601) 445-2482.

Please remember that the latest-dated proxy card controls how your shares are voted—if you do not want to give your proxy to the Lanneau-Metcalfe Group, do not return the gold proxy card. If you have returned a gold proxy card and now want to vote in accordance with the recommendations of the Board of Directors of the Company, please complete, sign, date and mail the enclosed white proxy card.

We have enclosed with this letter some additional information relating to our solicitation of your proxy. Please carefully review the enclosed materials as well as all other proxy materials we have previously sent to you so that you can be completely and accurately informed about the matters to be considered and voted upon at the Annual Meeting. We thank you in advance for supporting the Board of Directors by returning the white proxy card to the Company. We look forward to seeing you at the Annual Meeting on April 25.

W. Page Ogden	Robert R. Punches
Chairman of the Board	Vice Chairman of the Board
President, Chief Executive Officer

BRITTON & KOONTZ CAPITAL CORPORATION

500 Main Street

Natchez, Mississippi 39120

Additional Solicitation Information

On April 10, 2006, we delivered to you additional information about the proposals to be voted on at the Annual Meeting. Our April 10 materials were written in response to the preliminary proxy materials that the Lanneau-Metcalfe Group filed with the Securities and Exchange Commission on March 31. As noted in our cover letter, the Lanneau-Metcalfe Group has recently filed its definitive proxy materials with the SEC and mailed those materials to our shareholders. The following discussion provides you with some additional information about why we believe that you should continue to support the Company.

Proposal Nos. 1 and 2—Election of Directors

In our April 10 materials, we asserted our belief that statements in the Lanneau-Metcalfe Group’s preliminary proxy materials about the extent of the Company’s growth were incomplete. Our belief is based on a few reasons. First, in our opinion, the Lanneau-Metcalfe Group’s conclusions about our growth (or lack thereof) over the last five years are incorrect because the conclusions, in our opinion, are based too heavily on the amount of growth in the Company’s total deposits. We do not disagree that total deposits are an important indicator of growth. To obtain a more balanced and complete understanding of our growth, however, we believe that other measures of growth must also be inspected. As noted in our April 10 materials, non-interest bearing checking account balances have increased 53.2% over the last five years. Growth in this type of deposit is particularly important to the Company, in our opinion, because no interest has to be paid on the deposit. In addition, from 2000 to 2005 our loans have grown 31.7%, our year-end stock price has increased 75.8% and our annual dividends have increased 15% (in our April 10 materials, we stated that our dividends increased 20%—this percentage is the increase in our annual dividend rate). In our opinion, these measures illustrate that, notwithstanding less significant growth in total deposits, the Company has grown at a satisfactory rate over the last five years. We believe that a comprehensive evaluation of the Company’s growth must include our performance in these areas, not just our growth in total deposits.

A second reason why we felt that the Lanneau-Metcalfe Group’s preliminary proxy materials did not paint a full picture of our operation is that these materials did not discuss our recent success. The group’s definitive proxy materials also omit any discussion of our recent activities. As we noted in our April 10 materials, from 2004 to 2005, we recorded double-digit loan growth, and our net income increased 13.5% over the same period (you may have also noticed our recent release of our earnings for the first quarter of 2006, which noted that our loans and net income for the first quarter of 2006 also grew when compared to the first quarter of 2005). We believe that for any discussion of our operations to be complete, the discussion must take into account our performance in 2005 and for the first quarter of 2006.

Finally, we believe that any discussion of the Company’s strategies and plans over the last five years must note that not only did Mr. Lanneau and Mr. Metcalfe support the Board’s 2001 plan for growth, but also that Mr. Lanneau served as the Chief Financial Officer of the Company and as a member of the board of directors of Britton & Koontz Bank, N.A. (the “Bank”) until June 14, 2004 and was a member of the Company Board until November 15, 2004 and that Mr. Metcalfe was on both the Company Board and on the Bank Board until his retirement at our 2005 annual meeting of shareholders. For most of the time period over which the Company’s growth was allegedly inadequate, two members of the Lanneau-Metcalfe Group, in their role as directors of the Company and the Bank, helped to define our plans on growth. For example, in its definitive proxy materials, the Lanneau-Metcalfe Group highlights the closure of our Madison branch as showing that we are not able to execute on our expansion plan. A review of the minutes from the joint meeting of the Company and Bank boards in July, 2004, however, shows that Mr. Metcalfe voted in favor of the closure of the Madison branch. Furthermore, as CFO, Mr. Lanneau was part of the team responsible for implementing our expansion plans. We believe that shareholders should consider this information when evaluating the Lanneau-Metcalfe Group’s assertions about our performance over the past five years.

The Board of Directors unanimously recommends a vote “FOR” the election of Bethany L. Overton and Robert R. Punches as Class I directors and a vote “FOR” the election of A.J. Ferguson as a Class III director. If you have not already returned your white proxy card, or if you have returned the gold proxy card, the Board urges you to vote “FOR” the Board’s nominees for director in Proposal Nos. 1 and 2 and immediately complete and return the white proxy card to the Company.

Discussion of Proposal No. 3—Amendment of the Company’s Restated Articles of Association to Eliminate Cumulative Voting in the Election of Directors

We believe that there is an ongoing debate in the corporate governance community regarding the desirability of cumulative voting. Some commentators and corporate governance experts would likely disagree with our view that the elimination of cumulative voting is in the best interests of our shareholders. As we have noted in our proxy statement and our April 10 materials, cumulative voting enhances the ability of a minority of shareholders to elect an individual to a company’s board of directors. With cumulative voting rights, a group of shareholders owning less than a majority of a company’s shares, if the group is large enough and relatively cohesive, will possess sufficient voting power to elect its own candidate to the board of directors. Some commentators and corporate governance experts argue that cumulative voting rights are beneficial to corporations because they protect minority shareholders from overreaching or from being ignored by a majority of the shareholders. In addition, a minority shareholder’s board representative may be able to more effectively articulate the concerns about the company’s management that such minority shareholder has. Although we do not believe that these benefits outweigh the negatives associated with cumulative voting in the context of the Company and the Lanneau-Metcalfe Group, we think that it is appropriate to mention that some commentators and governance experts likely would argue that cumulative voting continues to provide important benefits to the Company’s shareholders.

Our proxy statement and our April 10 materials discuss why we believe that the elimination of cumulative voting in the election of directors is in the best interests of the Company and its shareholders. We urge you to review this information again. In short, we believe that a director should be elected only if he or she receives the support of a broad segment of shareholders and that cumulative voting makes it possible for a minority of the shareholders, such as the Lanneau-Metcalfe Group, to obtain representation on the Company’s Board to advocate their own interests.

As we noted in our April 10 materials, because of cumulative voting, even if a substantial majority of the Company’s shareholders do not vote for the Lanneau-Metcalfe Group’s nominee, the group needs only slight additional support to be able to elect its nominee to the Board. For example, with two directors to be elected and a 70% shareholder turnout (which has traditionally been the percentage of shareholders voting at our annual meetings), the Lanneau-Metcalfe Group needs votes in favor from only about 23% of our outstanding stock to elect a director (or 4% more stock than the group already holds). Even if 77% of our outstanding stock withholds for this nominee, he would still be elected. We do not think this is in the best interests of the Company or its shareholders. Rather, we believe that all directors serving on the Board should be broadly supported by the shareholders and not just by a minority of the shareholders.

Next, we would like to discuss in more detail our concerns regarding the Lanneau-Metcalfe Group’s nominee. We recognize that, if elected, this nominee, just as all of the current directors on the Board, will be bound by the fiduciary duties imposed under Mississippi law requiring directors of a Mississippi corporation to act in the best interests of all of the corporation’s shareholders. We acknowledge the Lanneau-Metcalfe Group’s statement in its definitive proxy statement that their nominee “recognizes his fiduciary obligations to all shareholders” of the Company, and we are not aware of any information regarding this nominee to the contrary. Our concern about this nominee is chiefly based on statements made in public filings by the Lanneau-Metcalfe Group. In the second amendment to the Lanneau-Metcalfe Group’s Schedule 13D, filed with the SEC on March 10, 2006, the group discusses whether it is necessary that the Company join forces with another financial institution to improve the Company’s growth. In that discussion, the Schedule 13D states, “the Filing Persons [i.e. the Lanneau-Metcalfe Group] want to have a serious dialogue with the present board and to have representation on the board to see that all avenues of changing the direction of the bank are skillfully and intelligently explored” (emphasis added).

The Lanneau-Metcalfe Group’s definitive proxy materials that you have received make a similar statement (which is also in the group’s preliminary materials filed with the SEC on March 31). The proxy statement provides that “[w]ith appropriate representation on the Board and the development of a constructive dialogue regarding management strategies and policies, we [i.e. the group] are willing to consider alternatives, other than sale, for enhancing shareholder value” (emphasis added). We think a fair interpretation of these two statements is that the Lanneau-Metcalfe Group wants a representative on the Board to advance the views of the Lanneau-Metcalfe Group. Given these two statements, we believe that it is legitimate to at least raise the issue and be concerned that the individual the Lanneau-Metcalfe Group has ultimately chosen as its candidate for election to the Board could be someone that the group believes will act as its representative on the Board, as opposed to acting as a representative of all shareholders. Let us reiterate, however, that all directors on the Board are bound by the fiduciary duties imposed under Mississippi law and that we have no information that would lead us to believe that the Lanneau-Metcalfe Group’s nominee does not intend to strictly adhere to these fiduciary duties.

Finally, we would like to discuss why we believe that the Lanneau-Metcalfe Group’s ultimate goal is to control the Company. We believe that the group’s recent actions allow for the reasonable belief that it is seeking to control the Company. First, the Lanneau-Metcalfe Group filed a Schedule 13D with the SEC, with the last amendment to this Schedule 13D being filed on March 10, 2006. Under SEC regulations, a holder of 5% or more of a company’s securities (including a group of shareholders who have agreed to act in concert) must file a Schedule 13D if the company’s securities were acquired with the purpose or effect of changing or influencing the control of the company. Also, the Lanneau-Metcalfe Group’s amended Schedule 13D states that the reason the group was formed was “to profit from appreciation in the market price of the Common Stock [sic] through . . . influencing the policies of the Company.” Later in the amended Schedule 13D, the group indicates that it may “consider seeking election or appointment to the Board of Directors of the Company in connection with the 2006 Annual Meeting or otherwise.” We believe that the existence of the Schedule 13D itself, plus the discussion of the Lanneau-Metcalfe Group’s purposes and plans with respect to the Company, provide a reasonable basis for our conclusion that the group’s ultimate goal is to control the Company.

Our conclusion about the Lanneau-Metcalfe Group’s intentions was bolstered by the fact that Bazile R. Lanneau, Jr., a member of the Lanneau-Metcalfe Group, having already nominated the Lanneau-Metcalfe Group’s candidate for election as a Class I director, thereafter in March, 2006 sought to nominate himself for election to the Board at the Annual Meeting. Mr. Lanneau’s nomination of himself was not timely, and we informed Mr. Lanneau that he would not be permitted to nominate himself for election as a director. Nevertheless, this nomination, by an individual who has agreed to act as a group with the other members of the Lanneau-Metcalfe Group, gave us additional reason to believe that the group seeks to control the Company even if the group only currently has one candidate for election to the Board. We acknowledge, however, that, because we have a classified board of directors, even with cumulative voting it will take a number of shareholders meetings before the Lanneau-Metcalfe Group could elect enough of its own candidates to constitute a majority of the Board and thereby obtain control of the Company.

The Board of Directors unanimously recommends a vote “FOR” the amendment to the Company’s Articles described in Proposal No. 3. If you have not already returned your white proxy card, or if you have returned the gold proxy card, the Board urges you to vote “FOR” Proposal No. 3 and immediately complete and return the white proxy card to the Company.

Board Recommendation

We believe that the Company has been successful over the past years. The continued support of our shareholders is essential to maintain that success. At the Annual Meeting, the Board of Directors seeks your support “FOR” the following matters:

•	The election of Robert R. Punches and Bethany L. Overton as Class I directors;

•	The election of A.J. Ferguson as a Class III director;

•	The approval of an amendment to the Company’s Restated Articles of Association to eliminate cumulative voting rights in the election of directors; and

•	The adjournment of the Annual Meeting, if necessary in the judgment of the Board, for the purpose of soliciting additional proxies in favor of the foregoing proposals or against the shareholder proposal.

In addition, the Board urges you to vote “AGAINST” a shareholder proposal submitted by Bazile R. Lanneau, Jr.

In addition to these materials, we urge all shareholders to read our definitive proxy statement and 2005 Annual Report to Shareholders that were delivered to you on or about March 20, 2006, as well as our additional solicitation materials dated April 10, 2006 and delivered to you shortly thereafter. These materials contain important information that will help you make an informed decision on each proposal to be voted on at the Annual Meeting.

Additional Information

If you have any questions regarding any of the information in these materials or about how to vote your shares of Company stock, or if you need another copy of our proxy statement, the 2005 Annual Report, our April 10 materials or the white proxy card, please do not hesitate to contact the Company by telephone or by mail, as follows:

Cliffie S. Anderson

Corporate Secretary

Britton & Koontz Capital Corporation

500 Main Street

Natchez, Mississippi 39120

Telephone: (601) 445-5576

Exhibit B

BRITTON & KOONTZ CAPITAL CORPORATION

500 Main Street

Natchez, Mississippi 39120

April 10, 2006

Dear Fellow Shareholder:

A shareholder group composed of Bazile R. Lanneau, Jr., Albert W. Metcalfe and members of their extended family have initiated a costly and disruptive proxy contest regarding the proposals to be voted on at the upcoming 2006 Annual Meeting of Shareholders of Britton & Koontz Capital Corporation (for ease of reference, we refer to this shareholder group as the “Lanneau-Metcalfe Group”). The Lanneau-Metcalfe Group intends to nominate its own candidate for election as a Class I director. You will soon receive from this group (if you have not already) a proxy statement and gold proxy card soliciting your proxy in support of its candidate for election as a director, in support of the shareholder proposal submitted by Bazile R. Lanneau, Jr., and against the Company’s proposals. You are under no obligation to return this gold proxy card.

The Board has decided that it must respond to some of the misleading and inaccurate statements in the Lanneau-Metcalfe Group’s proxy materials. This group’s materials, in our view, inaccurately portray the consistent returns for shareholders that the Company has generated. We believe that the Company has experienced excellent growth in the past few years and that it is well positioned to continue that success in the future, thus enhancing long-term shareholder value.1 For this reason, the Company’s nominees for directors should be re-elected. Also, we believe that, contrary to the claims of the Lanneau-Metcalfe Group, the other proposals of the Company to be voted on at the Annual Meeting are in the best interests of all of our shareholders and thus shareholders should vote in accordance with the Board’s recommendations. In particular, because cumulative voting allows a shareholder constituency, like the Lanneau-Metcalfe Group, to elect its own nominee to the Board even if that nominee does not have broad shareholder support, cumulative voting should be eliminated from the Company’s Restated Articles of Association.

The continued support of our shareholders is essential to our ability to maintain the success that the Company has achieved. We believe that the Lanneau-Metcalfe Group’s initiative of a divisive proxy contest interferes with the Company’s strategic plans and is not in the best interests of our shareholders. The Board of Directors seeks your support “FOR” the following matters:

•	The election of Robert R. Punches and Bethany L. Overton as Class I directors;

•	The election of A.J. Ferguson as a Class III director;

•	The approval of an amendment to the Company’s Restated Articles of Association to eliminate cumulative voting rights in the election of directors; and

•	The adjournment of the annual meeting, if necessary in the judgment of the Board, for the purpose of soliciting additional proxies in favor of the foregoing proposals or against the shareholder proposal.

In addition, the Board urges you to vote “AGAINST” a shareholder proposal submitted by Bazile R. Lanneau, Jr.

A white proxy card has been enclosed with these materials in case you wish to revoke any proxy you previously submitted for the Annual Meeting. If you have already submitted your white proxy card and you do not wish to change your vote, do not return the enclosed proxy card. The proxy card you have already returned to the Company remains valid, unless you submit a later-dated proxy card. If you have not already sent in your proxy, please take a moment now to complete, sign, date and mail the enclosed white proxy card in the postage prepaid envelope. We urge you to immediately discard and not return the gold proxy card sent by the Lanneau-Metcalfe Group. If you have already returned a gold proxy card, we urge you to vote in accordance with the recommendations of the Board of Directors and complete, sign, date and mail the enclosed white proxy card in the enclosed, postage prepaid envelope.

Please carefully review the enclosed materials, as well as the proxy statement and 2005 Annual Report to Shareholders that the Company previously delivered to you, so that you can be completely and accurately informed about the Company’s past success and strategies for future growth as well as the proposals to be voted on at the Annual Meeting. These materials also provide additional information about the participants in our solicitation of proxies required under the rules and regulations of the Securities and Exchange Commission.

As a reminder, the Annual Meeting will be held at 3:30 p.m., local time, on Tuesday, April 25, 2006 in the lobby of the main office of Britton & Koontz Bank, N.A., 500 Main Street, Natchez, Mississippi. We thank you in advance for supporting the Board of Directors by returning your white proxy card to the Company. If you would like another copy of the Company’s proxy statement or 2005 Annual Report or another white proxy card, or if you have any questions, please call Cliffie S. Anderson at (601) 445-2482.

We look forward to seeing you at the Annual Meeting.

W. Page Ogden	Robert R. Punches
Chairman of the Board	Vice Chairman of the Board
President, Chief Executive Officer

BRITTON & KOONTZ CAPITAL CORPORATION

500 Main Street

Natchez, Mississippi 39120

Additional Information Relating to

the 2006 Annual Meeting of Shareholders

to be held on Tuesday, April 25, 2006

The Board of Directors of Britton & Koontz Capital Corporation has sent you, the shareholders, these materials to provide you with additional information relating to the election of directors and the other proposals to be voted on at the 2006 Annual Meeting of Shareholders of Britton & Koontz Capital Corporation. For the remainder of these materials, Britton & Koontz Capital Corporation is referred to as “the Company,” “we,” “our,” or “us,” and Britton & Koontz Bank, N.A. is referred to as “the Bank.”

Specifically, these materials discuss the past successes of the Company and our strategy to continue this success and generate returns for our shareholders. We believe this response is necessary to counter the incomplete and misleading information contained in the proxy materials that a dissident shareholder group that includes Bazile R. Lanneau, Jr., Albert W. Metcalfe and members of their extended family has mailed to you (or will be mailed to you soon) (we refer to this group as the “Lanneau-Metcalfe Group”). The Lanneau-Metcalfe Group is soliciting your proxy in support of the election of its own candidate for director, in support of a shareholder proposal of Bazile R. Lanneau, Jr., and against the Company’s proposals. In our view, a number of the claims about the Company and the Bank in this group’s materials do not accurately reflect our past achievements or that our current strategies have the Company poised for future success.

These materials also provide you with additional information about the proposals to be voted on at the Annual Meeting, which we think is necessary to dispel the inaccuracies about these proposals in the Lanneau-Metcalfe Group’s proxy materials. Finally, the enclosed materials identify the persons who may be deemed to be “participants” in the Company’s solicitation of proxies for the Annual Meeting, as well as their direct or indirect interests in matters to be acted upon at the Annual Meeting. This information is required under the rules and regulations of the Securities and Exchange Commission, referred to as the “SEC.”

We urge all shareholders to read not only these materials but also the Company’s definitive proxy statement and the 2005 Annual Report to Shareholders that were delivered to you on or about March 20, 2006. These materials, the proxy statement and the 2005 Annual Report to Shareholders contain important information that will help you make an informed decision on each proposal to be voted on at the Annual Meeting.

We have also enclosed with these materials a white proxy card which allows you to vote for the Board’s nominees for directors and for the other proposals to be voted on at the Annual Meeting. If you have already returned your white proxy card and do not wish to change your vote, do not return the enclosed proxy card. You should also immediately discard and not return the gold proxy card from the Lanneau-Metcalfe Group. If you would like to change your vote, you can do so by returning the enclosed white proxy card to the Company. We urge you not to sign or return the gold proxy card that the Lanneau-Metcalfe Group delivered. Your vote will be tallied according to the latest-dated proxy card received by the Company.

For more information about voting at the Annual Meeting, please refer to the information below under the heading “Voting Procedures.”

If you have any questions regarding any of the information in these materials or about how to vote your shares of Company stock, or if you need another copy of our proxy statement, the 2005 Annual Report or the white proxy card, please do not hesitate to contact the Company by telephone or by mail, as follows:

Cliffie S. Anderson

Corporate Secretary

Britton & Koontz Capital Corporation

500 Main Street

Natchez, Mississippi 39120

Telephone: (601) 445-5576

Proposal Nos. 1 and 2 – Election of Directors

The Board of Directors has navigated the Company to solid growth in assets, loans and deposits in recent years and has enacted a strategy that has the Company well positioned to maintain this growth and enhance shareholder value. The Board’s nominees should be re-elected to their positions as directors.

In our strategic planning since the Bank entered the Baton Rouge and Vicksburg markets, we have clearly indicated a desire to pursue balanced growth and earnings. In our strategic planning sessions in 2001, referenced by the Lanneau-Metcalfe Group, we determined that we should not recklessly sacrifice Company earnings in pursuit of unbridled growth. The strategic plan we adopted in 2001 focused on growth both organically and through acquisitions in the Mississippi River Corridor between Vicksburg and Baton Rouge by 2004.2

We believe we have been successful in implementing this strategic plan, as evidence by our results from year-end 2000 to year-end 2005:

•	Loans have increased 31.7% from $186 million to $245 million

•	Core, non-interest bearing checking account balances have increased 53.2% from $33.6 million to $51.5 million

•	Annual dividends have increased 20% from $.60 per share to $.72 per share

•	Year-end share price has increased 75.8% from $12 per share to $21.10 per share. As shown in our proxy statement under the heading “Stock Performance Graph,” our stock has outperformed both the S&P 500 Banks Index and the Nasdaq Composite Index over this time period[3]

Our experience in the banking industry has taught us that rapid, unfocused growth and substantial profitability are very often mutually exclusive propositions. Fully aware of this, we have been careful not to carelessly risk a significant portion of the earnings of the Bank, a federally-regulated institution, in exchange for sudden growth of premises, personnel and marketing budgets, since there is no guarantee that this type of growth will translate into increased earnings for our shareholders over the long term. In 1998, the Company invested in Sumx, an online banking technology project conceived and advocated by Bazile R. Lanneau, Jr., our former chief financial officer and now a spokesman for the Lanneau-Metcalfe Group. We had hoped that success with the Sumx investment would provide additional resources to finance the expansion of our core banking franchise. Unfortunately, by the second quarter of 2002, it was clear that Mr. Lanneau’s Sumx project was a failure, and we wrote off our investment in Sumx at that time.4

The failure of the Sumx project, as well as subsequent failed efforts by Mr. Lanneau to develop the costly BKINET technology project at the Bank, limited the resources that were available for investment in the growth of the Company.5 Nevertheless, in 2003 and 2004 we successfully completed building and/or renovating three locations in Vicksburg, Natchez, and Baton Rouge, while closing and liquidating 4 locations in Natchez and Baton Rouge that did not fit the profitability and growth goals of the Company.6 We believe that these investments in our banking locations and eliminations in non-productive locations have positioned the Company for continued or increased growth in each market. In 2004, we dismantled the BKINET project and terminated or reassigned personnel associated with the project.7 Now, though, after heading two costly failures at the Bank, Mr. Lanneau complains that the Company’s growth has not been adequate.

After Mr. Lanneau’s resignation in June 2004 as chief financial officer of the Bank, we were finally successful in implementing meaningful improvements to the Company’s software systems.8 We also streamlined the Bank’s personnel, as we recognized that the Bank employed unneeded personnel, primarily in the operations area. Full-time equivalents stood at 149 at the beginning of 2004 and at 107 by the end of 2005. We believe that our personnel have now been reduced to a level that reflects our current staffing needs. At the same time, we have forged ahead with strategic hires, particularly in the promising Baton Rouge market. With these changes to our workforce, the compensation per employee and assets managed per employee at the Bank are now much more in line with peer group community bank averages.9 Overall, we believe that our personnel changes have made the Company more efficient and better able to act on opportunities for growth in our markets.

In 2005, our first full fiscal year after Mr. Lanneau’s resignation, the Company recorded double-digit growth in loans, while reducing reliance of wholesale borrowings to fund such growth. At the same time, we maintained solid credit quality, and our profitability continued to improve, with a 13.5% increase in net income in 2005 over 2004.10 We believe that these results reflect a conservative, yet disciplined approach in managing for long-term shareholder value. With modernized facilities in strategic locations in our markets, updated software and a streamlined staff focused on basic banking activities, we believe the Bank is now in a unique position to benefit from an excellent footprint in the post-Hurricane Katrina environment.

The Board of Directors unanimously recommends a vote “FOR” the election of Bethany L. Overton and

Robert R. Punches as Class I directors and a vote “FOR” the election of A.J. Ferguson as a Class III director. If you have not already returned your white proxy card, or if you have returned the gold proxy card, the Board urges you to vote “FOR” the Board’s nominees for director in

Proposal Nos. 1 and 2 and immediately return the white proxy card to the Company.

Proposal No. 3 – Amendment of the Company’s Restated Articles of Association to Eliminate Cumulative Voting in the Election of Directors

All shareholders should have an equal voice in the Company’s governance, and each director should represent the interests of all of the Company’s shareholders, not just one shareholder constituency. Cumulative voting permits special interests, such as the Lanneau-Metcalfe Group, to obtain Board representation and should be eliminated.

Britton & Koontz’s Restated Articles of Association (referred to as “the Articles”) currently provide for cumulative voting in the election of directors. Proposal No. 3 would amend our Articles to eliminate cumulative voting.

Our proxy statement sets forth our reasons why we believe that the elimination of cumulative voting in the election of directors is in the best interests of the Company and its shareholders. We urge you to review this information again. In short, we believe that a director should be elected only if he or she receives the support of a broad segment of shareholders. Cumulative voting makes it possible for a minority of the shareholders, such as the Lanneau-Metcalfe Group, to obtain representation on the Company’s Board to advocate their own special interests, as opposed to the interests of all shareholders, which we do not think is in the best interests of the Company or its shareholders.

In our view, the actions of the Lanneau-Metcalfe Group perfectly illustrate why cumulative voting is not in the Company’s or the shareholders’ best interests. This group, consisting of just 18 shareholders (out of over 1,000 total shareholders of the Company), is currently soliciting proxies to elect its own nominee to the Board.11 We do not recommend that shareholders vote for his election as a director.

The Lanneau-Metcalfe group holds approximately 19% of the Company’s outstanding stock as of the record date for the Annual Meeting. Because of cumulative voting, even if a substantial majority of the Company’s shareholders do not vote for this group’s nominee, the group needs only slight additional support to be able to elect its nominee to the Board. For example, with two directors to be elected and a 70% shareholder turnout (which has traditionally been the percentage of shareholders voting at our annual meetings), the Lanneau-Metcalfe Group needs votes in favor from only about 23% of our outstanding stock to elect a director. Even if 77% of our outstanding stock is not voted for this nominee, he would still be elected. We do not believe this situation permits the voice of all of the shareholders to be heard. If cumulative voting did not apply, the nominee of the Lanneau-Metcalfe Group would likely need to receive the support of a much larger percentage of our shareholders in order to be elected. We believe that all directors serving on the Board should be broadly supported by the shareholders and not just by a minority of the shareholders.

The director nomination by the Lanneau-Metcalfe Group raises an additional concern that we believe also justifies the amendment of our Articles to eliminate cumulative voting. We are concerned that if the Lanneau-Metcalfe Group’s nominee is elected to the Board, he will feel beholden to the interests of that group. Without the group’s support, it is unlikely that this individual would have been nominated to the Board, much less elected. Thus, he may feel that he “owes” the Lanneau-Metcalfe Group and that he should represent the interests of that group regardless of the interests of the holders of the remaining 81% of our stock.12 We believe that our directors should represent the interests of all of the Company’s shareholders, as the current members of the Board strive to do. Please keep in mind that, if the shareholders do not vote to eliminate cumulative voting at the Annual Meeting, the Company believes that the Lanneau-Metcalfe Group will initiate another costly and disruptive proxy contest at the 2007 annual meeting and thereafter.

The Lanneau-Metcalfe Group’s discussion of Proposal No. 4 (the shareholder proposal) in its proxy materials urges that the Board let democracy prevail within the Company and give shareholders an adequate voice. In our opinion, this group is only interested in the democratic process if and when it suits the group’s own interests. If the Lanneau-Metcalfe Group truly wanted democracy to prevail at the Company and give shareholders a greater voice in the Company’s governance, the group would be soliciting shareholders to vote for Proposal No. 3 to eliminate cumulative voting in the election of directors, not against this proposal. Only with cumulative voting eliminated will a “one share-one vote” democracy prevail among the Company’s shareholders.13 The actions of the Lanneau-Metcalfe Group, in our opinion, illustrate the group’s true intentions, which is ultimately to control the Company to suit its own ends (which may include selling the Company), even if those ends do not coincide with the interests of the other shareholders of the Company.14

Finally, we believe that the current trend in corporate governance is toward a “majority vote” regime for the election of directors and away from a cumulative voting system. Under a majority vote regime, directors are elected only if they receive a majority of the votes cast at the meeting. A number of large public corporations, including Intel, Office Depot and Pfizer, have already adopted some form of majority voting for directors. According to information from Institutional Shareholder Services, Inc., over 100 companies have or will consider majority election proposals at their shareholders meetings in 2006, after having 62 such proposals in the 2005 proxy season.15 We have already begun to study whether majority voting is in the bests interests of the Company and its shareholders.

While the move toward majority voting is accelerating, the facts illustrate that few major corporations still retain cumulative voting in the election of directors. Based on our research, 91% of the companies in the S&P 500 do not have cumulative voting in the election of directors. We also note that a number of bank holding companies in Mississippi, including Renasant Corporation, BancorpSouth, Inc. and Hancock Holding Company, do not allow for cumulative voting.16 These facts show that cumulative voting clearly is not prevalent among major United States public companies.17

The Board of Directors unanimously recommends a vote “FOR” the amendment to the Company’s Articles described in Proposal No. 3. If you have not already returned your white proxy card, or if you have returned the gold proxy card, the Board urges you to vote “FOR” Proposal No. 3 and immediately return the white proxy card to the Company.

Proposal No. 4 – Shareholder Proposal

The supermajority provisions in the Company’s Articles provide essential protections against a hostile takeover bid and will help the Board maximize shareholder value in any merger or sale of the Company. These provisions in the Company’s Articles should be retained.

Our proxy statement discusses our reasons why we believe that shareholders should vote against the shareholder proposal submitted by Bazile R. Lanneau, Jr. This information is set forth under the heading “Proposal No. 4 – Shareholder Proposal—Board of Directors’ Response,” and we urge you review this information.

We would like to reiterate one point. As discussed in the proxy statement, the purpose of the supermajority requirements in the Company’s Articles is to protect against hostile or unsolicited takeovers of the Company by a person or entity owning at least 10% of the Company’s common stock. These provisions compel potential acquirors to approach the Board when contemplating a merger or acquisition of the Company. The supermajority provisions in the Company’s Articles do not prevent the Board from negotiating a friendly acquisition or merger of the Company with a third party and having such transaction approved by a majority, rather than a supermajority, of the votes cash at a shareholders meeting called to consider the transaction. Furthermore, we believe that the supermajority provisions in our Articles are likely to increase the consideration an acquiror would pay to purchase or merge with the Company. As always, consistent with our fiduciary duties and the best interests of the Company’s shareholders, we will evaluate acquisition or merger opportunities as they present themselves and take all action necessary in response to such opportunities to maximize shareholder value. Without these supermajority provisions, however, a takeover of the Company could occur even if we did not view the transaction as being in the best interests of shareholders.

The Board of Directors unanimously recommends a vote “AGAINST” the shareholder proposal described in Proposal No. 4. If you have not already returned your white proxy card, or if you have returned the gold proxy card, the Board urges you to vote “AGAINST” Proposal No. 4 and immediately return the white proxy card to the Company.

Proposal No. 5 – Adjournment of the Annual Meeting, if Necessary, for the purpose of Soliciting Additional Proxies

We believe that our discussion of Proposal No. 5 in the proxy statement adequately addresses our reasons for advancing this proposal, and we urge you to consult the proxy statement for information regarding why we believe you should support Proposal No. 5.

The Board of Directors unanimously recommends a vote “FOR” the adjournment of the annual meeting,

if necessary, as described in Proposal No. 5. If you have not already returned your white proxy card,

or if you have returned the gold proxy card, the Board urges you to vote “FOR” Proposal

No. 5 and immediately return the white proxy card to the Company.

Voting Procedures

Because there is a contested solicitation, we feel that it is appropriate to discuss the voting procedures for the Annual Meeting. Most of the procedures for voting at the Annual Meeting remain the same notwithstanding the contested solicitation (and are described in our proxy statement under the heading “Voting Procedures”). The record date for the Annual Meeting, the quorum requirements and the number of votes necessary to elect directors or approve any other proposal all remain as described in our proxy statement.

The following questions and answers should assist you in understanding the voting procedures for the Annual Meeting. If any information in these materials conflicts with information in our proxy statement, the information here should be deemed to supersede the information in our proxy statement.

What if I receive an additional proxy card?

We mailed a white proxy card to our shareholders with our proxy statement. If you have already returned the white proxy card, it remains valid and your shares will be voted at the Annual Meeting as you instructed on the card. If you do not wish to change your previously-submitted votes, you do not have to take any further action.

We have enclosed with these materials another copy of our white proxy card. This card is provided in case you wish to revoke any previously-delivered proxy (including the gold proxy card from the Lanneau-Metcalfe Group) in light of the existence of the contested solicitation. You can revoke a proxy at any time prior to its exercise at the Annual Meeting by filing a duly executed proxy card bearing a later date or by filing with the Corporate Secretary of the Company a written revocation of a previously-submitted proxy card. Please remember that the latest-dated proxy that you submit revokes all prior proxies you have submitted and will control how your shares are voted at the Annual Meeting.

The gold proxy card that you received (or will receive) from the Lanneau-Metcalfe Group gives that group the authority to vote your shares at the Annual Meeting. If you do not wish to give this shareholder group your proxy, you do not need to return the gold proxy card. As discussed above, we believe that our voting recommendations reflect the best course of action for the shareholders of Britton & Koontz as a whole, and the Board urges you to immediately discard and not return the gold proxy card.

Has the contested solicitation affected how brokers may vote shares?

Yes. When a matter to be voted on at a shareholders meeting is the subject of a contested solicitation, under applicable stock exchange and Nasdaq rules, brokers no longer have discretion to vote shares that they hold in their name on behalf of a third party. Therefore, if you hold your shares in the name of your broker (sometimes called “street name” or “nominee name”) and you do not provide your broker with specific instructions regarding how to vote on any proposal to be voted on at the Annual Meeting, your broker will not be permitted to vote your shares on that proposal. This is called a “broker non-vote.” For example, if you provide your broker instructions on Proposal Nos. 1 and 2 but not on Proposal Nos. 3-5, the broker will vote on Proposal Nos. 1 and 2 as you direct but will not vote your shares on Proposal Nos. 3-5.

We believe that the only matter as to which a broker will have discretionary authority is Proposal No. 2 to elect A.J. Ferguson as a Class III director. Although the Lanneau-Metcalfe Group has indicated it will withhold votes for Mr. Ferguson, the group has not nominated an alternative candidate for election as a Class III director. Please remember to give your broker specific instructions when returning your white proxy card. If you previously returned a proxy card without specific instructions regarding how your shares are to be voted, please complete and return the enclosed white proxy card to your broker with specific voting instructions.

Broker non-votes will be treated as shares present for the purpose of determining whether a quorum is present at the meeting, but they will not be considered present for purposes of calculating the vote on a particular matter, nor will they be counted as a vote FOR or AGAINST a matter or as an abstention on the matter.

As noted in our proxy statement, if you hold shares of our common stock in your own name, rather than in the name of your broker, and you return a signed white proxy card but do not provide specific voting instructions on the white proxy card, the shares represented by your proxy will be voted at the Annual Meeting and any adjournments or postponements as recommended by the Board. The Board’s voting recommendations are described immediately below.

Has the Board changed its recommendations regarding how to vote my shares?

No. Your Board of Directors still unanimously recommends that you vote in the following manner on the proposals to be voted on at the Annual Meeting:

•	“FOR” the election of nominees Bethany L. Overton and Robert R. Punches as Class I directors.

•	“FOR” the election of nominee A.J. Ferguson as a Class III director.

•	“FOR” the approval of an amendment to the Company’s Restated Articles of Association to eliminate cumulative voting rights in the election of directors.

•	“AGAINST” the shareholder proposal submitted by Bazile R. Lanneau, Jr.

•	“FOR” the adjournment of the Annual Meeting to another time or place, if necessary in the judgment of the Board of Directors, for the purpose of soliciting additional proxies in favor of the Board’s proposals or against the shareholder proposal.

How will cumulative voting be conducted?

Our proxy statement sets forth the procedures for cumulative voting in the election of directors. Notwithstanding the claims of the Lanneau-Metcalfe Group, we believe our description of your cumulative voting rights accurately reflects the correct procedures under our Bylaws and Mississippi law. That the Company conducted cumulative voting differently at a meeting five years ago (in an uncontested election of directors) is not a legitimate reason to continue an incorrect practice today.

As described in the proxy statement, cumulative voting entitles you to a number of votes equal to the number of directors to be elected in that class multiplied by the number of shares you hold. You may give one nominee in a single class all of your votes or, if there is more than one nominee for election in a class, you may distribute your total votes among all or several nominees in the class. For example:

Two Class I directors will be elected at the annual meeting. If you own ten shares, you have 20 votes for Class I directors. You can elect to cast all votes for a single director, cast ten votes for each of the Board’s two nominees or allocate your 20 votes between the Board’s two nominees in Class I in a different manner.

Shares represented by a white proxy card will be voted “FOR” the election of our nominees for Class I directors and our nominee for Class III director, to the extent the white proxy card does not contain voting instructions with respect to the election of directors. Furthermore, absent specific instructions on a white proxy card either (i) withholding authority for all nominees or for Robert R. Punches in particular or (ii) specifically directing how votes should be cumulated, the proxy holders intend to exercise their discretionary authority to cumulate votes in such a manner as to ensure the election of Mr. Punches as a Class I director. After allocating a sufficient number of votes to Mr. Punches to ensure his election, the proxy holders intend to cast all remaining votes for Class I director over which they have discretionary authority in support of the election of Bethany L. Overton as a Class I director. In the election of one Class III director, the proxy holders intend to exercise their discretionary authority to vote for the election of A.J. Ferguson.

Can a proxy be revoked?

Yes. You can revoke your proxy at any time before it is voted. As discussed earlier, you revoke your proxy either by giving written notice to the Corporate Secretary before the annual meeting or by granting a subsequent proxy. If you, rather than your broker, are a record holder of our stock, a proxy can also be revoked by appearing in person and voting at the annual meeting. Written notice of the revocation of a proxy should be delivered to the following address: Cliffie S. Anderson, Britton & Koontz Capital Corporation, 500 Main Street, Natchez, Mississippi 39120. Please keep in mind that the proxy card with the latest date that you return to the Company will control how your shares are voted (unless you vote at the meeting or you deliver a written revocation of that proxy card without submitting a new proxy).

We have included a white proxy card with these materials. If you have already returned your white proxy card and do not wish to revoke your proxy, do not return the enclosed white proxy card. You should also immediately discard and not return the gold proxy card from the Lanneau-Metcalfe Group. If you would like to change your vote, you can do so by returning the enclosed white proxy card to the Company. You are under no obligation to return the gold proxy card you received from the Lanneau-Metcalfe Group. We urge you not to sign or return this gold proxy card.

Who is soliciting your proxy, and how will the solicitation be conducted?

We are soliciting your proxy to vote your shares at the Annual Meeting. Our directors and certain officers, namely our Chief Financial Officer and our Corporate Secretary, may contact shareholders to request that they return their proxies. Additional information about those individuals who may be deemed to be “participants” in our solicitation, as defined under SEC rules and regulations, is provided below under the heading “Participants in the Solicitation.” Our directors and the above officers may contact our shareholders by mail, telephone, the Internet or personal contact. No participant in the Company’s solicitation will receive any additional compensation for undertaking such efforts.

The Company has retained The Altman Group, Inc. to assist in the solicitation of proxies from banks, brokers and nominees of shareholders for the Annual Meeting. The Company estimates that The Altman Group’s fees will not exceed $8,000, plus out-of-pocket costs and expenses. The Altman Group will employ approximately 25 people to solicit proxies from the Company’s shareholders. The Company has agreed to indemnify and hold The Altman Group harmless against any liability incurred in connection with the solicitation of proxies (unless the liability results from The Altman Group’s negligence or misconduct).

American Stock Transfer & Trust Company will also provide the Company services in connection with the Annual Meeting (but will not solicit proxies). These services include the tabulation of proxy cards, and representatives of American Stock Transfer & Trust Company will serve as Inspectors of Election at the Annual Meeting. The Company estimates that American Stock Transfer & Trust Company’s fees will not exceed $1,000, plus out-of-pocket costs and expenses.

Because the Lanneau-Metcalfe Group will also solicit proxies from our shareholders, the Company’s expenses related to its solicitation of proxies will exceed those normally spent for an annual meeting. Although no precise estimate can be made at the present time, the Company anticipates that the total expenditures relating to the solicitation of our shareholders for the Annual Meeting, including fees paid to proxy solicitors and our attorneys, will exceed our customary expenses by approximately $64,000, of which approximately $32,000 has been spent by the Company to date. These expense do not include the salaries of the two Company officers who may participate in our solicitation efforts. All proxy solicitation expenses will be borne by the Company.

Participants in the Solicitation

The following section provides information about those persons who are likely to be “participants” in the Company’s proxy solicitation under SEC rules and regulations. No participant has a substantial interest, direct or indirect, in any matter to be acted on at the meeting.

Board of Directors

Under SEC regulations, each member of the Board of Directors may be deemed to be a “participant” in the Company’s solicitation of proxies. Set forth below is the name and principal occupation of each member of the Board, and the name, principal business and address of any corporation or other organization in which that director’s occupation or employment is carried on. For additional information concerning each of the directors, please refer to the information under the heading “Board of Directors” in our proxy statement.

Name and Principal Occupation	Name and Business Address of Employer	Principal Business of Employer

W.W. Allen, Jr. President	Allen Petroleum Services, Inc. 521 Main Street, Suite M-1 Natchez, Mississippi 39120	Oil and Gas Exploration

Craig A. Bradford, D.M.D. Owner	Natchez Dental Arts 306 Highland Boulevard Natchez, Mississippi 39120	Pediatric Dentistry

A.J. Ferguson* Certified Petroleum Geologist	Self-Employed 204 Somerset Drive Natchez, Mississippi 39120	Petroleum Geology

George R. Kurz Co-Owner, Vice President	Kurz & Hebert Commercial Real Estate, Inc. 6711 Perkins Road Baton Rouge, Louisiana 70808	Sales, Management and Leasing of Commercial Real Estate

W. Page Ogden† Chairman, President and Chief Executive Officer	Britton & Koontz Capital Corporation 500 Main Street Natchez, Mississippi 39120	Banking

Bethany L. Overton* President	Lambdin-Bisland Realty Co. 117 Dana Road Natchez, Mississippi 39120	Real Estate Development

R. Andrew Patty II Member	Sieberth & Patty, LLC 4703 Bluebonnet Boulevard Baton Rouge, Louisiana 70809	Law

Robert R. Punches* Partner	Gwin, Lewis & Punches, LLP 319 Market Street Natchez, Mississippi 39120-3465	Law

Vinod K. Thukral, Ph.D. Manager	VT Venture Group 6857 Castlerock Drive San Jose, California 95120	Banking

*	Also a nominee for election as a director at the Annual Meeting.

†	Mr. Ogden’s term as a director expires at the Annual Meeting, and he has not been nominated for reelection to the Board.

Other Participants

The following officers of the Company may also be deemed to be “participants” in the Company’s solicitation under applicable SEC rules and regulations. The principal business address of each is that of the Company, 500 Main Street, Natchez, Mississippi 39120.

William M. Salters – Chief Financial Officer of the Company and the Bank.

Cliffie S. Anderson – Secretary of the Company; Compliance Officer of the Bank.

Information Regarding Ownership of the Company’s Securities by Participants

The Company’s only outstanding securities is its $2.50 par value common stock. The number of shares of common stock beneficially owned by each director as of March 14, 2006, the record date for the Annual Meeting, is set forth below.

Directors and Nominees	Number of Shares Beneficially Owned(1)
W. W. Allen, Jr.(2)	4,184
Craig A. Bradford, D.M.D.(3)	23,412
A. J. Ferguson	12,496
George R. Kurz	3,500
Bethany L. Overton	3,188
W. Page Ogden(4)	57,606
R. Andrew Patty II(5)	9,486
Robert R. Punches	10,644
Vinod K. Thukral, Ph.D.(6)	42,274

(1)

Includes shares as to which such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has beneficial ownership, the right to acquire beneficial ownership within 60 days of April 7, 2006, or shares voting power and/or investment power as these terms are defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Also includes, as applicable, shares allocated to participant accounts under the Company’s Employee Stock Ownership Plan, with respect to which each individual has voting power.

(3)	Includes 20 shares held by Mr. Allen as custodian for his son and 20 shares owned by his wife, of which he disclaims beneficial ownership.

(4)	Includes 8,800 shares that Mr. Ogden may acquire pursuant to currently exercisable stock options, 14,413 shares held in an IRA and 11,149 shares which have been allocated to Mr. Ogden’s account in the ESOP.

(3)	Includes 2,901 shares owned by Mr. Bradford’s wife, of which he disclaims beneficial ownership.

(5)	Includes 4,432 shares held in an IRA.

(6)	Includes 15,810 shares held by Thukral Holdings, LLC over which Dr. Thukral has sole voting power.

As of March 14, 2006, Mr. Salters owned 5,384 shares of the Company’s common stock, of which 880 shares are shares that may be acquired by exercise of employee stock options on or before June 6, 2006. Ms. Anderson owned 7,331 shares of the Company’s common stock as of March 4, 2006; 332 shares are shares that may be acquired by exercise of employee stock options on or before June 6, 2006.

Other than as disclosed in the footnotes to the table above, no “associate” (as defined under SEC regulations) of any participant owns any common stock of the Company, except that Mr. Patty’s sister owns 6,746 shares of Company stock. No participant or associate of any participant owns any shares of Company common stock of record that he or she does not also beneficially own, nor does any participant or association of any participant own any shares of any parent or subsidiary of the Company. None of the purchase price or market value of any common stock owned by a participant or an associate of any participant is represented by funds borrowed for the purpose of acquiring or holding such stock.

Information Regarding Transactions in the Company’s Common Stock By Participants

The following table sets forth all transactions that may be deemed purchases or sales of the Company’s common stock by the participants in the Company’s solicitation since January 1, 2004.

Name	Date	Number of Shares Purchased/Sold	Type of Transaction
W.W. Allen, Jr.	n/a	n/a	n/a

Craig A. Bradford, D.M.D.	July 26, 2005 August 2, 2005 August 2, 2005	1,000 100 1,000	(5) (1) (1)

A.J. Ferguson	March 1, 2006	158	(1)

George R. Kurz	September 3, 2004	3,500	(1)

W. Page Ogden	February 6, 2004 November 22, 2004 July 27, 2005	147 250 400	(3) (3) (4)

Bethany L. Overton*	April 19, 2005 April 20, 2005 August 1, 2005 August 3, 2005	834 100 700 234	(1) (1) (2) (2)

R. Andrew Patty II	n/a	n/a	n/a

Robert R. Punches	November 2, 2004 August 1, 2005	500 660	(4) (4)

Vinod K. Thukral, Ph.D.	February 18, 2005 February 22, 2005 January 30, 2006 January 31, 2006 February 1, 2006 February 17, 2006	99 101 616 500 99 785	(1) (1) (2) (2) (2) (2)

William M. Salters	May 12, 2005	50	(1)

Cliffie A. Anderson	n/a	n/a	n/a

(1)	Open-market purchase.

(2)	Open-market sale.

(3)	Disposition by gift or donation.

(4)	Acquisition through an Individual Retirement Account.

(5)	Purchase by Simplified Employee Pension IRA.

*	As these transactions illustrate, Ms. Overton inadvertently engaged in short-swing transactions prohibited by Section 16(b) of the Securities Exchange Act of 1934, as amended. Ms. Overton has since disgorged to the Company her short-swing profits in the amount of $2,806.68.

Understandings with Respect to Securities of the Company

The Board of Directors has adopted a Shareholder Rights Agreement, which was approved by our shareholders in 1996. Under this agreement, the Board issued rights attached to each share of our common stock (the “Rights”) giving shareholders the right to purchase shares of Company common stock in the event of an unsolicited takeover attempt. Under the rights agreement, if a person becomes the beneficial owner of 25% or more of our outstanding common stock (an “Acquiring Person”), each holder of a Right (other than the Acquiring Person) may receive, upon exercise, shares of Company common stock having a value equal to $75.00 per share. The rights agreement also provides that if, after there is an Acquiring Person, (i) the Company enters into a merger or similar transaction where the Company is not the surviving corporation or where our common stock is exchanged for stock or assets of another person or (ii) 50% or more of the Company’s assets or earning power are sold, then each holder of a Right (other than the Acquiring Person) may receive, upon exercise, shares of the acquiring company’s common stock having a value equal to $75.00 per share. The Rights expire ten years from the date they were declared, and prior to their expiration or exercise, whichever is earlier, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Mr. Ogden has been awarded employee stock options to purchase 10,000 shares of the Company’s common stock under the Britton & Koontz Capital Corporation Long-Term Incentive Plan. As of the date of these materials, 8,800 options are currently exercisable, with the remaining 1,200 options vesting over the next two years. The exercise price for the options is $19.94 per share, and the options expire ten years from the date of grant, or November 18, 2007. If Mr. Ogden’s employment with the Company terminates other than upon his death, disability or retirement, the options immediately expire; the options expire 90 days following Mr. Ogden’s termination of employment on account of his death, disability or retirement. Additional information regarding Mr. Ogden’s stock options can be found under the heading “Executive Officers and Executive Compensation” in the Company’s proxy statement.

Mr. Salters has been awarded employee stock options to purchase 2,000 shares of the Company’s common stock under the Britton & Koontz Capital Corporation Long-Term Incentive Plan. As of the date of these materials, 880 options are currently exercisable, with the remaining 1,120 options vesting over the next six years. The exercise price for the options is $14.50 per share, and the options expire ten years from the date of grant, or November 20, 2011. If Mr. Salters’ employment with the Company terminates other than upon his death, disability or retirement, the options immediately expire; the options expire 90 days following Mr. Salters’ termination of employment on account of his death, disability or retirement.

Ms. Anderson has been awarded employee stock options to purchase 750 shares of the Company’s common stock under the Britton & Koontz Capital Corporation Long-Term Incentive Plan. As of the date of these materials, 332 options are currently exercisable, with the remaining 418 options vesting over the next six years. The exercise price for the options is 14.50 per share, and the options expire ten years from the date of grant, or November 20, 2011. If Ms. Anderson’s employment with the Company terminates other than upon his death, disability or retirement, the options immediately expire; the options expire 90 days following Mr. Anderson’s termination of employment on account of his death, disability or retirement.

Mr. Ogden, Mr. Salters and Ms. Anderson are also participants in the Britton & Koontz Capital Corporation Employee Stock Ownership Plan (referred to as the “ESOP”). Currently, 11,149, 2,804 and 7,207 shares are allocated to the respective accounts of Mr. Ogden, Mr. Salters and Ms. Anderson under the ESOP. Participants are eligible to receive distributions of their ESOP shares upon retirement and under certain other circumstances.

Other than as set forth above, no participant has any arrangement or understanding with the Company or any other party with respect to the securities of the Company.

Understandings with Respect to Future Employment or Transactions by or with the Company

We have entered into an employment agreement with Mr. Ogden. The base term of the employment agreement expired on December 31, 2005, and the agreement provides for successive one-year terms thereafter, expiring each year on December 31st. The agreement automatically renews, unless notice is given 90 days prior to the expiration of each term by either of the respective parties. Effective January 1, 2006, Mr. Ogden’s employment agreement renewed for another one-year term.

We can terminate the employment agreement, and Mr. Ogden’s employment thereunder, with or without cause. If termination is on account of cause (including a breach of fiduciary duty or other similar types of misconduct), Mr. Ogden will not receive any severance pay. If we terminate Mr. Ogden’s employment without cause, we are required to pay Mr. Ogden a lump sum equal to the greater of $80,000 or six months of his then current salary. As of the date of these materials, the amount of this payment would be $80,000.

In addition, effective September 26, 1994, we entered into a Salary Continuation Agreement with Mr. Ogden. This agreement provides for the payment of normal and early retirement benefits and provides that in the event there is a “change of control” of the Company (as defined in the agreement) and Mr. Ogden’s employment with the Company is terminated within 36 months of the change of control, then Mr. Ogden will be paid the greater of (a) a lump sum cash payment ($250,000) or (b) the total balance in his retirement account.

Other than as described above, no participant or any associate of any participant has any understanding with respect to future employment with the Company or with respect to future transactions to which the Company or any of its affiliates will or may be a party.

Related Party Transactions

Certain participants and associates of participants are customers of the Bank and had transactions, such as loan transactions, with the Bank in the ordinary course of its business since January 1, 2005 that may have been in amounts exceeding $60,000. These transactions were made in the ordinary course of business and were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. We believe that any loan transactions between the Bank and any participant do not involve more than the normal risk of collectibility or present other unfavorable features.

Other than as described above, there are no transactions, or series of related transactions, since January 1, 2005, to which the Company or any of its subsidiaries was a party, in which the amount involved exceeded $60,000 and in which any participant or any associate of a participant had a direct or indirect material interest. In addition, there are no currently proposed transactions or series of transactions to which the Company or any of its subsidiaries are a party in which the amount involved exceeds $60,000 and in which any participant or any associate of a participant had a direct or indirect material interest. Information regarding any related party transactions between the Company and participants can be found under the heading “Board of Directors” in our proxy statement.

Forward-Looking Statements

These materials may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties, which could cause the actual results to differ materially from our expectations. Forward-looking statements have been and will be made in written documents and oral presentations of the Company. Such statements are based on management’s beliefs as well as assumptions made by and information currently available to management. The words “anticipate”, “estimate”, “expect”, “objective”, “projection”, “forecast”, “goal” and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements include, among others, increased competition, regulatory factors, economic conditions, changing market conditions, availability or cost of capital, employee workforce factors, costs and other effects of legal and administrative proceedings, and changes in federal, state or local legislative requirements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

ENDNOTES

The following are endnotes to the additional soliciting materials of Britton & Koontz Capital Corporation filed with the Commission on April 10, 2006. To the extent that an endnote is appended to a factual assertion by the Company, the endnote contains a reference to where the material upon which the factual assertion is based; to the extent that an endnote is appended to a statement of the Company’s opinion or belief and the basis for such opinion or belief is not clear from the surrounding text, the endnote contains a reference to the material that provided the basis of such opinion or belief.

[1]	With respect to the foregoing three sentences, and any other instances in the April 10 additional soliciting materials where the Company asserts its belief that the Lanneua-Metcalfe Group’s proxy materials are incomplete, please refer to the discussion herein under the heading “Proposal Nos. 1 and 2 – Election of Directors” and to the discussion under the same heading in the Company’s additional soliciting materials included herewith as Exhibit A and filed with the Commission on April 19, 2006.

[2]	Please refer to (i) the excerpt of the minutes of the joint meeting of the Board of Directors of Britton & Koontz Bank, N.A. and the Company held on July 17, 2001 and (ii) the excerpt from the Company’s 2001 strategic plan. These documents are attached as Schedule 2.1.

[3]	Please refer to (i) as to loans, the excerpts from the Company’s consolidated balance sheet in the Company’s 2000 Annual Report to Shareholders and in the Company’s 2005 Annual Report to Shareholders, attached hereto as Schedule 3.1, (ii) as to checking account balances, the excerpts from the Company’s consolidated balance sheet in the Company’s 2000 Annual Report to Shareholders and in the Company’s 2005 Annual Report to Shareholders, attached hereto as Schedule 3.2, (iii) as to annual dividends, the excerpts from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2000 and from the Company’s 2005 Annual Report to Shareholders, attached hereto as Schedule 3.3, (iv) as to year-end share price and stock performance, (a) the excerpts from the Company’s 2000 definitive proxy statement and from the Company’s 2005 definitive proxy statement and (b) the Stock Performance Graph from the Company’s 2005 definitive proxy statement attached hereto as Schedule 3.4, and (v) a sheet illustrating the Company’s calculations to derive the cited percentages, attached hereto as Schedule 3.5.

[4]	The following provides further information regarding the Sumx and BKINET technology projects. The Company refers to the Sumx project as Mr. Lanneau’s project because prior to August, 2002, Mr. Lanneau, Jr. was the President and Chief Executive Officer of Sumx and devoted a substantial portion of his time to the business of Sumx. Please refer to the excerpts from the Company’s 2003 definitive proxy statement, attached hereto as Schedule 4.1. In the Company’s opinion, the Sumx project was a failure because Sumx only developed 8 customers, which did not provide enough revenue to cover the operations and return of investment. The Company sold its 37.5% interest in Sumx, and it wrote off nearly $2 million in investment and advances to Sumx in the second quarter of 2002, a material amount for the Company.

After the Company discontinued its involvement with the Sumx project, Mr. Lanneau turned his attention to developing a banking platform system which was eventually dubbed BKINET. In connection with the BKINET project, Mr. Lanneau hired and supervised three employees. In addition, it is the Company’s opinion that Mr. Lanneau was also intimately involved with the development and testing of the BKINET software. Thus, the Company believes it is reasonable to assert that BKINET was Mr. Lanneau’s project. Although it is difficult to quantify the specific costs associated with BKINET, the three employees hired to work on the project were paid approximately $200,000 in the aggregate. The Company believes a substantial portion of Mr. Lanneau’s salary while working on BKINET should also be attributed to the project. In addition, the Company believes the time burden on other Company personnel in meeting with the BKINET team to determine the software’s requirements should also be included in the calculation of the project’s costs. The Company asserted that BKINET was a failure because the banking platform system that Mr. Lanneau’s team was attempting to develop was never successfully completed or implemented. After Mr. Lanneau’s departure from the Company in 2004, the Company upgraded its banking software using products completely unrelated to the BKINET technology.

For further support of the statements about Sumx and BKINET, please refer to the memorandum dated April 17, 2006 from W. Page Ogden, Chairman, President and Chief Executive Officer of the Company, to Mark Fullmer and Mark Jeanfreau, which discusses the Sumx and BKINET technology projects and Bazile R. Lanneau’s involvement therein, including the attachments to such memorandum, attached hereto as Schedule 4.2.

[5]	Please refer to the information under note 4 above.

[6]	Please refer to the excerpts from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004, attached hereto as Schedule 6.1.

[7]	See supra, note 4.

[8]	Following Mr. Lanneau’s departure in 2004, the bank abandoned all use of the BKINET system, which was a work-in-progress, and also another platform system that was not fully functional. In 2004, the bank licensed the widely used LaserPro and Deposit Pro and Financial Center platform system owned by the Harland Corporation, which also provides the bank’s core accounting system. Recently, the bank also outsourced its core processing to Harland to streamline operations and to mitigate IT risk.

[9]

Please refer to the excerpt from the December 31, 2005 Uniform Bank Performance Report published by the Federal Financial Institutions Examination Council, with comparisons to the members of the Company’s federally-defined peer group, attached hereto as Schedule 9.1. This information shows that at December 31, 2003, the Company was in the 81st percentile relative to its peer group for personnel expense, the 40th percentile for average personnel expense per employee, and the 19th percentile for average assets for employee. At December 31, 2005, the Company was in the 66th percentile for personnel expenses, the 77th percentile for average personnel expense per employee, and the 53rd percentile for average assets per employee. The closer the Company is to the 50th percentile relative to its peers, the more the Company is in line with its peer group.

[10]	With respect to the two sentences preceding the endnote, please refer to the excerpts from the Company’s 2005 Annual Report to Shareholders and the calculations to support the increase in loans and net income, attached hereto as Schedule 10.1.

[11]	Please refer to (i) the print-out from the website of ADP listing 597 as the total positions processed, which indicates the number of beneficial owners of the Company’s stock who hold in street name and (ii) the excerpt from the Company’s 2005 Annual Report to Shareholders, which indicates that the Company has 524 shareholders of record. These materials are attached hereto as Schedule 11.1. After eliminating any brokers from the total number of shareholders of record (since the Company is counting the number of beneficial owners it has, it is appropriate to eliminate the brokers who hold on behalf of such beneficial owners), the Company still has over 1,000 shareholders.

[12]	Please refer to the information under the heading “Proposal No. 3 – Amendment of the Company’s Restated Articles of Association to Eliminate Cumulative Voting in the Election of Directors” in the additional soliciting materials of the Company included herewith as Exhibit A.

[13]	Please refer to the Company’s response to comment 4 in the response of the Company’s counsel to the Commission comment letter, of which this Exhibit B forms a part.

[14]	See id.

[15]	Please refer to (i) the excerpts of press releases of Intel, Office Depot and Pfizer, attached hereto as Schedule 15.1, and (ii) the printouts from the website of Institutional Shareholder Services, Inc., attached hereto as Schedule 15.2.

[16]	Please refer to (i) the spreadsheet of the companies listed on the S&P 500 that have cumulative voting in the election of directors, attached hereto as Schedule 16.1 and (ii) the excerpts from the 2006 definitive proxy statements of Renasant Corporation, BancorpSouth, Inc. and Hancock Holding Company, attached hereto as Schedule 16.2.

[17]	Please refer to the Company’s response to comment 4 in the response of the Company’s counsel to the Commission comment letter, of which this Exhibit B forms a part.

Schedule 2.1

Excerpt from the Minutes of the meeting of the Board of Directors of Britton & Koontz First National Bank and the Company held on July 17, 2001.

Members present:

W. J. Feltus III, Chairman	A. J. Ferguson
W. Page Ogden, Vice Chairman	Bazile R. Lanneau, Jr.
Albert W. Metcalfe, Secretary	R. Andrew Patty II
Craig A. Bradford, D.M.D.	Robert R. Punches
James J. Cole	Vinod K. Thukral, Ph.D.

President’s Report: Ogden introduced Ken Walters of American Planning who then presented a summary of the recent strategic planning sessions (see attached). Walters presented an overview of the meetings discussing the company’s strengths and weaknesses, opportunities and threats, and company goals. Board actively participated in discussion. Walters then excused himself from the meeting.

Baton Rouge: Gauthier presented a report on branch activities noting new employees and staffing changes. Marketing efforts were also recapped for the board. Gauthier then reported on the status of the demand notes project, exceptions and growth in the loan and deposit portfolios.

Technology: Lanneau presented an update on recent Sumx activities and discussed the status of efforts to obtain account aggregation technology. Lanneau also reported that Diebold will launch Internet banking at an upcoming sales meeting. Lanneau then presented an Agreement Regarding Sumx Inc. Series B Preferred Stock (see attached), which documents earlier discussions with the Board of B&K and facilitates the agreement between Sumx and Diebold dated May 7, 2001. The Agreement was ratified upon a motion by Ogden and second by Thukral with Lanneau abstaining from the vote.

Financials: Salters presented the financials for the month and board discussed the management services agreement between the bank and Sumx regarding the services of Lanneau. Salters reported that a receivable will be set up for this purpose. Salters also noted year-to-date growth of 1% in loans and 4% in deposits with income of $1,711 to date. Ogden discussed recent stock activity.

Excerpt from the Company’s Strategic Plan adopted in 2001

Strategic Plan

2001–2004

Prepared by:

The Management of

B&K Bank

Natchez, MS

Assisted by:

J. Ken Walters

American Planning Corporation P.O. Box 14720

Baton Rouge, Louisiana 70898 (225) 765-7100

1.	Introduction

This Strategic Business Plan was prepared using the most recent data available, and will be amended as warranted by material changes in planning assumptions. All questions pertaining to this Strategic Business Plan should be directed to:

W. Page Ogden

President/CEO

B&K Bank

Natchez, MS

(601) 445-2427

pogden@bkbank.com

2.	2001 Strategic Planning Process

2.1	Strategic Planning Protocol

The protocol to be followed in this strategic planning process involves a three-year cycle as described below.

2.1.1	Year One — Plan, Plan, Plan

During year one, significant resources are dedicated to developing the vision, completing an environmental analysis, doing a comprehensive SWOT analysis and developing business strategies and strategic goals. The culmination of this intensive planning process is a strategic plan document, which is a living document, which will be revisited and revised during year two and three of this planning protocol.

2.1.2	Year Two — Communicate, Execute, Execute, Execute

During year two, significant resources are dedicated to communicating the plan down the organization structure and executing the plan developed during year one. The operating plan for year two incorporates resource expenditures allocated and dedicated in the strategic plan and contemplates the execution of strategic initiatives. Action plans to be executed during year two are developed and assigned to appropriate executive personnel. Periodic meetings of the strategic planning group are held as a way of monitoring the execution of the plan.

In addition to the designation of the Senior Planning Group, a new planning group is established which represents the next level down in the organization. This group will meet on a regular basis throughout year two to further refine the plan and to incorporate strategic initiatives into action plans further down the organization chart.

A strategic plan “road show” is developed during year two and used to brief stakeholders on the direction and goals of the Bank.

2.1.3	Year Three — Communicate, Execute, Execute, Execute

During Year four, significant resources continue to be dedicated to communicating and executing the plan envisioned in year one and modified in year two. After the completion of year three the process begins all over again with a year of intensive planning followed by two years concentrating on execution.

2.2	Senior Planning Group

The first step in the process was to name a Senior Management Planning Group identified internally as the “Senior Planning Group” whose membership is identified in the following Table:

Name of Executive	Title	Functional Responsibility

Page Ogden	President/CEO	Principal Executive Officer

Bazile Lanneau, Jr.	Executive Vice President	Chief Financial Officer

James Cole	Executive Vice President	Mortgage Lending Officer & Trust Officer

Mike Ellard	Senior Vice President	Senior Lending Officer

Russell Gauthier	Senior Vice President	Baton Rouge City President

David Bell	Vice President	Vicksburg City President

Frances Cothren	Senior Vice President	Mortgage Lending

Rosemary Hall	Senior Vice President	Human Resources

Bill Salters	Senior Vice President	Controller

Marty Seibert	Marketing Director	Marketing Director

Jarrett Nicholson	Senior Vice President	Regional Credit Policy Officer

The Senior Planning Group tasked themselves with the responsibility of developing strategic issues, goals and action plans for board consideration and action. The Senior Planning Group engaged in strategic planning activities on the following dates: January 29, 2001, February 12, 2001 and March 9, 2001 after which the results of the Senior Planning Group were presented to the Board of Directors on March 13, 2001. The Senior Planning Group met again on April 6, 2001, May 4, 2001 and May 30, 2001.

2.3	Board of Directors

The Board of Directors received a report of Strategic Planning activities from the Senior Planning Group on March 13, 2001, participated in a Directors Strategic Planning Retreat on April 21, 2001 and received a report on the Senior Planning Group’s planning activities on July 17, 2001.

2.4	Overview of Strategy Development Process

To help guide the flow of the planning meetings, Ken Walters presented the Senior Planning Group and the Board of Directors with the following four-part strategy development model and suggested the following order of planning activities.

1.	Develop a strategic vision for B&K Bank over a three-year horizon from 2001-2004 [The Vision].

2.	Identify and compile B&K Bank’s strengths and weaknesses (internal) and opportunities and threats (external). [The Here].

3.	Develop a short list of top priority strategic objectives.

4.	Develop Action plans to facilitate accomplishment of the strategic vision for 2004 [The Plan].

3.	Vision 2004

B&K Bank will pursue a balanced growth and earnings strategy to grow to approximately $400 to $600 million in total assets while earning a return on average assets between 1.00%—1.20% through internal growth and acquisitions in the Mississippi River Corridor between Vicksburg and Baton Rouge. While our primary focus is on the river corridor from Vicksburg to Baton Rouge, we are mindful of the tremendous long-term economic boost that the Nissan Assembly Plant in Canton, Mississippi will have on the Jackson Metro Area, therefore the location of one or more mortgage loan production offices in Madison County, Hinds County or Rankin County followed by full service banking offices after we become familiar with the Jackson Metro Area market is consistent with our Vision 2004.

4.	Mission

B&K Bank will seek a return for shareholders above industry average, deliver financial services of value in a friendly, efficient, customer-oriented manner and manage risks effectively. B&K Bank will provide an employee environment, which encourages professional development and rewards personal productivity and innovation.

5.	Guiding Principles

There is much more to a successful business than the bottom line. While being a profitable company is important to us, it means nothing if our people and the customers we serve do not feel that we conduct our affairs in a caring and ethical manner. The following principles guide us in our business and personal relationships:

Corporate Citizen:	B&K Bank is a community bank founded to serve the needs of the local area and it is imperative that the Bank be a good corporate citizen. This entails investing in the trade area, promoting economic development, and providing leadership for and participating in community activities in order to create the positive image we desire.

Personnel:	The Bank must attract, educate and reward sales oriented personnel through incentive pay plans, promotion opportunities, long-term job security and fair compensation.

Customers:	In serving our customers, we will define customer needs and develop products to suit those needs. By defining our niche and serving it well we will build long-lasting relationships with our customer base.

Shareholders:	The stockholders of the Bank have a monetary interest in its performance; therefore, we will be devoted to profitable operation, paying dividends and stock appreciation. It is also important to remain locally owned and develop good stockholder relations.

Services:	We must position the Bank so that it can deliver the best services at the lowest price. We will be aware of technological advances, competition, and opportunities to expand existing services.

Schedule 3.1

Excerpt from the Company’s 2000 Annual Report to Shareholders

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2000 AND 1999

ASSETS

	2000	1999
ASSETS:
Cash and due from banks:
Non-interest bearing	$7,629,471	$6,861,546
Interest bearing	329,407	1,163,158

Total cash and due from banks	7,958,878	8,024,704
Federal funds sold	—	7,575,000
Investment securities:
Held-to-maturity (market value of $55,350,505 and $45,702,895, respectively)	54,486,659	46,719,211
Available-for-sale (amortized cost of $6,336,675 and $6,874,423, respectively)	6,215,483	6,485,462
Equity securities, at cost less equity in unallocated losses	794,790	751,626
Other equity securities	2,222,350	1,706,150
Loans, less unearned income of $46,988 in 2000 and $90,185 in 1999, and allowance for loan losses of $1,883,561 in 2000 and $1,150,249 in 1999	184,977,163	168,831,477
Bank premises and equipment, net	7,071,668	6,941,572
Other real estate, net	773,005	400,858
Accrued interest receivable	2,530,097	1,913,947
Cash surrender value of life insurance	808,329	759,130
Other assets	2,280,945	1,792,930

TOTAL ASSETS	$270,119,367	$251,902,067

See accompanying notes to the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2000	1999
LIABILITIES:
Deposits:
Non-interest bearing	$33,613,385	$30,480,396
Interest bearing	177,742,115	167,906,108

Total deposits	211,355,500	198,386,504
Federal Home Loan Bank advances	27,175,000	24,850,000
Securities sold under repurchase agreements	2,840,000	1,482,445
Accrued interest payable	1,887,243	891,735
Negative goodwill, net of accumulated amortization of $3,060,422 in 2000 and $2,276,241 in 1999	—	784,181
Advances from borrowers for taxes and insurance	440,834	433,908
Accrued taxes and other liabilities	897,169	1,195,296

Total liabilities	244,595,746	228,024,069

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,116,034 and 2,088,673 shares issued and 2,101,534 and 2,088,673 shares outstanding at December 31, 2000 and 1999, respectively	5,290,085	5,221,683
Additional paid-in capital	7,156,245	7,026,208
Retained earnings	13,412,231	11,878,518
Accumulated other comprehensive income	(77,565)	(248,411)

	25,780,996	23,877,998
Less: Treasury stock 14,500 shares, at cost	(257,375)	—

Total stockholders’ equity	25,523,621	23,877,998

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$270,119,367	$251,902,067

Excerpt from the Company’s 2005 Annual Report to Shareholders

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS:
Cash and Due from Banks:
Non-interest bearing	$8,553,139	$5,739,604
Interest bearing	1,272,320	837,221
Total Cash and Due from Banks	9,825,459	6,576,825
Federal funds sold	401,138	109,031
Investment Securities:
Held-to-maturity (market value of $39,015,853 and $41,337,742, respectively)	37,994,043	39,803,853
Available-for-sale (amortized cost of $79,902,610 and $91,068,652, respectively)	78,287,012	91,947,189
Other equity securities	5,501,700	5,551,600
Loans, less unearned income of $794 in 2005 and $1,996 in 2004, and allowance for loan losses of $2,377,840 in 2005 and $2,236,778 in 2004	242,534,011	217,073,919
Loans held-for-sale	171,200	1,688,338
Bank premises and equipment, net	8,046,668	8,265,756
Other real estate, net	1,470,584	1,320,337
Accrued interest receivable	2,258,225	2,127,079
Cash surrender value of life insurance	936,378	943,481
Core deposits, net of accumulated amortization of $733,320 in 2005 and $625,704 in 2004	880,890	988,506
Other assets	952,721	954,720

TOTAL ASSETS	$389,260,029	$377,350,634

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2005	2004
LIABILITIES:
Deposits:
Non-interest bearing	$51,466,230	$39,868,482
Interest bearing	205,910,680	186,419,447

Total Deposits	257,376,910	226,287,929

Federal funds purchased	—	6,435,000
Securities sold under repurchase agreements	8,032,721	8,103,381
Federal Home Loan Bank advances	84,196,067	96,922,871
Junior subordinated debentures	5,155,000	5,155,000
Accrued interest payable	1,438,836	984,859
Advances from borrowers for taxes and insurance	437,222	399,443
Accrued taxes and other liabilities	1,363,115	1,910,383

Total Liabilities	357,999,871	346,198,866

STOCKHOLDERS’ EQUITY:
Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,130,816 and 2,116,316 issued and outstanding, respectively, for December 31, 2005 and December 31, 2004	5,327,040	5,327,040
Additional paid-in capital	7,254,113	7,254,113
Retained earnings	19,949,100	18,181,718
Accumulated other comprehensive income	(1,012,720)	646,272

	31,517,533	31,409,143
Less: Treasury stock, 14,500 shares, at cost	(257,375)	(257,375)

Total Stockholders’ Equity	31,260,158	31,151,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$389,260,029	$377,350,634

Schedule 3.2

Excerpt from the Company’s 2000 Annual Report to Shareholders

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2000 AND 1999

ASSETS

	2000	1999
ASSETS:
Cash and due from banks:
Non-interest bearing	$7,629,471	$6,861,546
Interest bearing	329,407	1,163,158

Total cash and due from banks	7,958,878	8,024,704
Federal funds sold	—	7,575,000
Investment securities:
Held-to-maturity (market value of $55,350,505 and $45,702,895, respectively)	54,486,659	46,719,211
Available-for-sale (amortized cost of $6,336,675 and $6,874,423, respectively)	6,215,483	6,485,462
Equity securities, at cost less equity in unallocated losses	794,790	751,626
Other equity securities	2,222,350	1,706,150
Loans, less unearned income of $46,988 in 2000 and $90,185 in 1999, and allowance for loan losses of $1,883,561 in 2000 and $1,150,249 in 1999	184,977,163	168,831,477
Bank premises and equipment, net	7,071,668	6,941,572
Other real estate, net	773,005	400,858
Accrued interest receivable	2,530,097	1,913,947
Cash surrender value of life insurance	808,329	759,130
Other assets	2,280,945	1,792,930

TOTAL ASSETS	$270,119,367	$251,902,067

See accompanying notes to the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2000	1999
LIABILITIES:
Deposits:
Non-interest bearing	$33,613,385	$30,480,396
Interest bearing	177,742,115	167,906,108

Total deposits	211,355,500	198,386,504
Federal Home Loan Bank advances	27,175,000	24,850,000
Securities sold under repurchase agreements	2,840,000	1,482,445
Accrued interest payable	1,887,243	891,735
Negative goodwill, net of accumulated amortization of $3,060,422 in 2000 and $2,276,241 in 1999	—	784,181
Advances from borrowers for taxes and insurance	440,834	433,908
Accrued taxes and other liabilities	897,169	1,195,296

Total liabilities	244,595,746	228,024,069

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, $2.50 par value per share;
12,000,000 shares authorized;
2,116,034 and 2,088,673 shares issued and 2,101,534 and 2,088,673 shares outstanding at December 31, 2000 and 1999, respectively	5,290,085	5,221,683
Additional paid-in capital	7,156,245	7,026,208
Retained earnings	13,412,231	11,878,518
Accumulated other comprehensive income	(77,565)	(248,411)

	25,780,996	23,877,998
Less: Treasury stock 14,500 shares, at cost	(257,375)	—

Total stockholders’ equity	25,523,621	23,877,998

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$270,119,367	$251,902,067

Excerpt from the Company’s 2005 Annual Report to Shareholders

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS:
Cash and Due from Banks:
Non-interest bearing	$8,553,139	$5,739,604
Interest bearing	1,272,320	837,221
Total Cash and Due from Banks	9,825,459	6,576,825
Federal funds sold	401,138	109,031
Investment Securities:
Held-to-maturity (market value of $39,015,853 and $41,337,742, respectively)	37,994,043	39,803,853
Available-for-sale (amortized cost of $79,902,610 and $91,068,652, respectively)	78,287,012	91,947,189
Other equity securities	5,501,700	5,551,600
Loans, less unearned income of $794 in 2005 and $1,996 in 2004, and allowance for loan losses of $2,377,840 in 2005 and $2,236,778 in 2004	242,534,011	217,073,919
Loans held-for-sale	171,200	1,688,338
Bank premises and equipment, net	8,046,668	8,265,756
Other real estate, net	1,470,584	1,320,337
Accrued interest receivable	2,258,225	2,127,079
Cash surrender value of life insurance	936,378	943,481
Core deposits, net of accumulated amortization of $733,320 in 2005 and $625,704 in 2004	880,890	988,506
Other assets	952,721	954,720

TOTAL ASSETS	$389,260,029	$377,350,634

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2005	2004
LIABILITIES:
Deposits:
Non-interest bearing	$51,466,230	$39,868,482
Interest bearing	205,910,680	186,419,447

Total Deposits	257,376,910	226,287,929
Federal funds purchased	—	6,435,000
Securities sold under repurchase agreements	8,032,721	8,103,381
Federal Home Loan Bank advances	84,196,067	96,922,871
Junior subordinated debentures	5,155,000	5,155,000
Accrued interest payable	1,438,836	984,859
Advances from borrowers for taxes and insurance	437,222	399,443
Accrued taxes and other liabilities	1,363,115	1,910,383

Total Liabilities	357,999,871	346,198,866
STOCKHOLDERS’ EQUITY:
Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,130,816 and 2,116,316 issued and outstanding, respectively, for December 31, 2005 and December 31, 2004	5,327,040	5,327,040
Additional paid-in capital	7,254,113	7,254,113
Retained earnings	19,949,100	18,181,718
Accumulated other comprehensive income	(1,012,720)	646,272

	31,517,533	31,409,143
Less: Treasury stock, 14,500 shares, at cost	(257,375)	(257,375)

Total Stockholders’ Equity	31,260,158	31,151,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$389,260,029	$377,350,634

Schedule 3.3

Excerpt from the Company’s Annual Report to on Form 10-KSB for the year ended December 31, 2000

PART II

Item 5.	Market for Common Equity and Related Stockholder Matters.

(a)	Market Information

The Company’s common stock is listed on the NASDAQ Small Cap Market, and trades under the symbol “BKBK.” The table below sets forth the high and low sales prices ranges for the common stock, as quoted by Yahoo Finance.

	Dividends Per Share	High	Low
Year 2000
4th Quarter	$.30	$12.00	$10.75
3rd Quarter		$15.50	$13.06
2nd Quarter	$.30	$16.75	$11.00
1st Quarter		$18.00	$17.75
Year 1999
4th Quarter	$.30	$18.75	$18.75
3rd Quarter		$19.50	$19.50
2nd Quarter	$.30	$21.00	$20.37
1st Quarter		$20.00	$19.00

(b)	Holders

On December 31, 2000, there were 609 shareholders of record of the Company’s common stock.

(c)	Dividends

Pursuant to Mississippi law, the Company’s Board of Directors may authorize the Company to pay cash dividends to its shareholders. The only limitation on such a dividend is that no distribution may be made if, after giving effect to the distribution (a) the Company would not be able to pay its debts as they come due in the usual course of business, or (b) the Company’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the distribution.

The principal source of the Company’s cash revenues, however, are dividends from the Bank. There are certain limitations under federal law on the payment of dividends by national banks. Under federal law, the directors of a national bank, after making proper deduction for all expenses and other deductions required by the Comptroller, may credit net profits to the bank’s undivided profits account, and may declare a dividend from that account of so much of the net profits as they judge expedient.

Excerpt from the Company’s 2005 Annual Report to Shareholders

Information Regarding our Common Stock

The Company’s common stock is listed on the NASDAQ Capital Market, and trades under the symbol “BKBK.” The table below sets forth dividends per share and the high and low sales prices ranges for the common stock, as reported by NASDAQ, for the last two fiscal years. The sales price information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Dividends Per Share	High	Low
Year 2005
4th Quarter	$.18	$21.48	$20.07
3rd Quarter	$.18	$21.68	$19.56
2nd Quarter	$.33	$22.80	$17.01
1st Quarter		$19.50	$17.70
Year 2004
4th Quarter	$.32	$18.75	$16.75
3rd Quarter		$18.46	$16.82
2nd Quarter	$.32	$20.00	$16.55
1st Quarter		$19.80	$16.64

On March 1, 2006, there were 524 shareholders of record of the Company’s common stock.

Schedule 3.4

Excerpt from the Company’s 2000 Definitive Proxy Statement

Aggregate Option Exercises and Fiscal Year-End Option Values

Neither Messrs. Ogden nor Lanneau exercised any stock options during 2000. The following table sets forth certain information about Mr. Ogden’s and Mr. Lanneau’s outstanding stock options as of December 31, 2000:

Name	Number of Securities Underlying Unexercised Options at Fiscal-Year End Exercisable (E)/ Unexercisable (U)		In-the-Money Options at Fiscal-Year End(1) Exercisable (E)/ Unexercisable (U)
(in dollars)
Mr. Ogden	13,300 6,700	(E) (U)	$ $	0 0	(E) (U)
Mr. Lanneau, Jr.	2,970 6,030	(E) (U)	$ $	0 0	(E) (U)

(1)	Since the closing market price of the Company’s common stock on December 31, 2000 was $12.00 and the exercise price of the options is $19.94, no stock options held by Mr. Ogden or Mr. Lanneau were “in-the-money.”

Do executive officers receive equity compensation?

Yes. The Company maintains a stock option plan, the Britton & Koontz Capital Corporation Long-Term Incentive Plan. An aggregate of 160,000 shares of common stock has been reserved for issuance under the plan. As of December 31, 2005, options to purchase 35,520 shares were outstanding. There were no stock option grants to Mr. Ogden during 2005.

The following table provides information about the unexercised options held by Mr. Ogden on December 31, 2005. No options were exercised by Mr. Ogden during 2005.

Excerpt from the Company’s 2005 Definitive Proxy Statement

Aggregated Option Exercises In 2005

and 2005 Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In- The-Money Options at December 31, 2005(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
W. Page Ogden	0	$0	8,800	1,200	$10,208	$1,392

(1)	Based upon an exercise price of $19.94 per share and the closing sales price of the Company’s common stock as of December 31, 2005 of $21.10 per share.

Does the Company have employment agreements?

Yes. We have entered into an employment agreement with W. Page Ogden. The base term of the employment agreement expires on December 31, 2005, and the agreement provides for successive one-year terms thereafter, expiring each year on December 31st. The agreement automatically renews, unless notice is given 90 days prior to the expiration of each term by either of the respective parties. We can terminate the employment agreement, and Mr. Ogden’s employment thereunder, with or without cause. If termination is on account of cause (including a breach of fiduciary duty or other similar types of misconduct), Mr. Ogden will not receive any severance pay. If we terminate Mr. Ogden’s employment without cause, we are required to pay Mr. Ogden a lump sum equal to the greater of $80,000 or six months of his then current salary. As of the date of this proxy statement, the amount of this payment would be $80,000.

Mr. Ogden has the use of an automobile; we also pay country club, professional, and civic organization dues on behalf of Mr. Ogden. Mr. Ogden is entitled to all of the benefits that are available to other employees of the Company and the Bank, such as health and disability insurance.

Does the Company have any other benefits plans?

Yes. We have an ESOP, a group medical health plan and a 401(k) plan. In addition, effective September 26, 1994, we entered into a Salary Continuation Agreement with Mr. Ogden. This agreement provides for the payment of normal and early retirement benefits and provides that in the event there is a “change of control” of the Company (as defined in the agreement) and Mr. Ogden’s employment with the Company is terminated within 36 months of the change of control, then Mr. Ogden will be paid the greater of (a) a lump sum cash payment ($250,000) or (b) the total balance in his retirement account.

Excerpt from the Company’s 2005 Definitive Proxy Statement

STOCK PERFORMANCE GRAPH

The following performance graph compares the performance of the Company’s common stock to the Nasdaq Composite Index and to the S&P 500 Banks Index for the Company’s reporting period. The performance graph assumes that the value of the investment in the Company’s common stock, the Nasdaq Composite Index and to the S&P 500 Banks Index was $100 at January 1, 2001, and that all dividends were reinvested.

	December 31,
	2000	2001	2002	2003	2004	2005
Britton & Koontz Capital Corporation	$100.00	$130.73	$132.57	$162.86	$178.42	$213.61
Nasdaq Composite Index	100.00	79.18	54.45	82.10	89.61	91.51
S&P 500 Banks Index (1)	100.00	100.02	98.99	125.39	143.49	141.44

(1)	The companies in the S&P 500 Banks Index are: Amsouth Bancorporation, BankAmerica Corporation, BB&T Corporation, Comerica Incorporated, Compass Bancshares, Inc., Countrywide Financial Corporation, Federal National Mortgage Association, Fifth Third Bancorp, First Horizon National Corporation, Federal Home Loan Mortgage Corporation, Golden West Financial Corporation, Huntington Bancshares Incorporated, Keycorp, M&T Bank Corporation, Marshall & Ilsley Corporation, MGIC Investment Corporation, National City Corporation, North Fork Bancorporation, Inc., The PNC Financial Services Group, Inc., Regions Financial Corporation, Sovereign Bancorp, Inc., Suntrust Banks, Inc., Synovus Financial Corporation, U.S. Bancorp, Wachovia Corporation, Washington Mutual, Inc., Wells Fargo & Company and Zions Bancorporation.

There can be no assurance that the Company’s common stock performance will continue in the future with the same or similar trends depicted in the performance graph above. The Company does not and will not make or endorse any predictions as to future stock performance.

Schedule 3.5

Loans

The balance in net loans plus loan loss reserve plus unearned interest reported in the 2000 annual report was $186,907,712

The balance in net loans plus loans held for sale plus loan loss reserve plus unearned interest reported in the 2005 annual report was $245,083,845.

Growth of $58,176,133, or approximately 31.1%.

Analysis: The numbers were rounded to $186 million and $245 million to get 31.7%

Core, non-interest bearing checking

The balance in core non-interest bearing reported in the 2000 annual report was $33,613,385.

The balance in core non-interest bearing reported in the 2005 annual report was $51,466,230.

Growth of $17,852,845, or approximately 53.1%.

Analysis: The numbers were rounded to $33.6 million and $51.5 million to get 53.2%

Annual dividends

The dividends paid out in 2000 were $0.60 per share.

The dividends paid out in 2005 were $0.69 per share.

Growth of $0.09 and approximately 15%.

Analysis: This calculation presented in the original material was incorrect. The dividend used for 2005 was $0.72 instead of the actual dividend paid of $0.69. The correct percentage increase was 15%. The $0.72 used was the run rate for 2006.

Share price

The price per share at 12/31/2000 was $12.00

The price per share at 12/31/2005 was $21.10

Growth of $9.10 per share, or approximately 75.8%

Schedule 4.1

Excerpts from the Company’s 2003 Definitive Proxy Statement

NOMINEES (CLASS I DIRECTORS)

Name	Age	Director Since	Business Experience During Past Five Years
A. J. Ferguson(1) (Class I)	67	1982	Mr. Ferguson is a self-employed certified petroleum geologist. He also is a director of Energy Drilling Co., an oil well drilling company, and the Secretary of Highland Corp., a land-lease company.

W. Page Ogden(1) (Class I)	55	1989	Mr. Ogden is the Chairman, President and Chief Executive Officer of the company and the bank. He is also a director and the Secretary-Treasurer of Sumx Inc., an Internet banking software and services company.

Bethany L. Overton (Class I)	65	1988	Mrs. Overton is the President of Lambdin-Bisland Realty Co., a real estate company.

Robert R. Punches(1) (Class I)	53	1984	Mr. Punches is a partner in the Natchez law firm of Gwin, Lewis & Punches, LLP. Mr. Punches is also a partner/member of various timber management companies.

The Board of Directors recommends a vote “FOR” the election as Class I Directors of all the foregoing nominees.

CONTINUING DIRECTORS (CLASS II AND III DIRECTORS)

Name	Age	Director Since	Business Experience During Past Five Years
W. W. Allen, Jr.(2) (Class II)	51	1988	Mr. Allen is President of Allen Petroleum Services, Inc., an oil and gas exploration and petroleum land services company. Mr. Allen is also a partner in various timber management companies, a director of Beau Pre Country Club, Inc. and a partner in Dutch Ann Foods, Inc., a pie shell and tart business. Mr. Allen is also the Chairman of the Natchez Adams County Development Authority.

Craig A. Bradford, D.M.D.(2) (Class II)	47	1988	Dr. Bradford is a dentist engaged primarily in pediatric dentistry. He is also a partner in various timber management companies, and Mount Olive Farms, LLC, a firm that raises and shows horses.

Vinod K. Thukral, Ph.D.(2) (Class II)	58	2000	Dr. Thukral, a former director of Louisiana Bancshares, Inc., is a professor at Tulane University both in the Business Dept. and in the School of Public Health. He is also a director of Technology & Business Solution International, a consulting company.

Bazile R. Lanneau, Jr.(1) (Class III)	50	1989	Mr. Lanneau, Jr. is Vice President, Assistant Secretary, Chief Financial and Accounting Officer, and Treasurer of the company and Executive Vice President, Assistant Secretary, Chief Financial Officer, Treasurer and Trust Officer of the bank. Mr. Lanneau, Jr. is the President, the Chief Executive Officer and a director of Sumx Inc.

Albert W. Metcalfe(1)(2) (Class III)	70	1982	Mr. Metcalfe is Secretary of the Board of Directors of both the company and the bank. He is also the President of Jordan Auto Company, Inc., an automobile dealership.

R. Andrew Patty II (Class III)	37	2000	Mr. Patty, the former Chairman of the Board of Louisiana Bancshares, Inc., is a patent attorney and a member of Sieberth & Patty, LLC, a law firm in Baton Rouge, Louisiana. Mr. Patty is also a director for the Louisiana Alliance for Biotechnology, a non-profit company.

Certain Relationships and Related Transactions

Since 1998, the company has funded Sumx, Inc. (“Sumx”), a Mississippi corporation established to provide electronic banking solutions for the financial industry, to the extent of approximately $2,000,000. Sumx is owned approximately 36.6% by the company, 19% by Mr. Bazile R. Lanneau, Jr. and 44.4% by Summit Research, Inc., a Texas corporation. The funds provided to Sumx have been used for marketing and continued development of the SumxNet Internet banking system. Sumx maintains offices in Natchez, Mississippi and Highland Village, Texas.

Prior to August, 2002, Mr. Lanneau, Jr. devoted a substantial portion of his time to the business of Sumx. It is now anticipated that Mr. Lanneau, Jr. will devote the majority of his time to traditional banking activities with a small portion devoted to the activities of Sumx. Until August, 2002, Sumx paid the company $90,000 per year for the services of Mr. Lanneau, Jr. under a management services agreement. Mr. Lanneau, Jr. currently receives no compensation from Sumx and is compensated by the company and the bank. Mr. Ogden, President and CEO of the company and the bank, serves without compensation as a director and Secretary-Treasurer of Sumx.

The law firm of Gwin, Lewis & Punches, LLP, of which Mr. Robert Punches, a director, is a partner, serves as general counsel to the company and the bank. The company expects that the firm will continue to represent the company as general counsel in the future. The law firm of Sieberth & Patty, LLC, of which Mr. Patty is a partner, has been retained by Sumx Inc. to provide intellectual property law advice.

Certain directors and officers of the company, businesses with which they are associated, and members of their immediate families are customers of the bank and had transactions with the bank in the ordinary course of its business during the bank’s fiscal years ended December 31, 2002 and 2001. In the opinion of the Board of Directors, such transactions were made in the ordinary course of business, and were made on substantially the same terms (including, in the case of loan transactions, interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. The board believes that the loan transactions referred to above do not involve more than the normal risk of collectibility or present other unfavorable features.

Schedule 4.2

To:	Mark Fullmer and Mark Jeanfreau

From:	W. Page Ogden

Date:	April 17, 2006

Re:	SEC Comments SUMX and BKINET in Supplemental Proxy Materials

The final write-off of Sumx in 2002 was disclosed in Note B, p. 20 of our annual report in 2002 (EXHIBIT A). The Vice President referred to in the sixth paragraph of Note B is Bazile R. Lanneau, Jr. See also the proxy material for the March 25, 2003 annual shareholder meeting (EXHIBIT B, section entitled “Certain Relationships and Related Transactions”) which has further disclosure regarding Mr. Lanneau’s personal ownership in the company. It should be noted that the complete write-off was heavily influenced by impending litigation with the Diebold Corporation, which had earlier entered into a joint marketing agreement with the company (EXHIBIT C). Throughout the latter half of 2002 and into much of 2003, Mr. Lanneau devoted substantial attention to the litigation on behalf of Sumx, which was eventually settled. The terms of this settlement are subject to a confidentiality agreement between Sumx and Diebold.

The proxy material, referred to above, also states that “Prior to August, 2002, Mr. Lanneau, Jr., devoted a substantial portion of his time to the business of Sumx. It is now anticipated that Mr. Lanneau, Jr. will devote the majority of his time to traditional banking activities with a small portion devoted to the activities of Sumx.”

Instead of returning to “traditional banking activities,” Mr. Lanneau continued his involvement with software development. His project, which he eventually named BKINET, involved the development of a banking platform system. In his area of banking responsibility, which included the major operations areas of the bank, Mr. Lanneau hired a fulltime software developer, whose office included approximately 50% of one of the bank’s out-of-town branches. The programmer worked for the bank from 8/01/02 to 5/10/04. During this time, he received salary of $125,000 including 3 months severance, benefits of $14,034, COBRA benefits of $4,890, and use of a company auto. From 11/03/03 to 5/07/05, Mr. Lanneau hired a database engineer whose salary and benefits during the period came to $55,264. The individual did not have a “green” card, which led to unneeded personnel issues that had to be resolved. Finally, Mr. Lanneau’s immediate team included a newly hired college graduate assigned exclusively to the BKINET project. This individual has since been reassigned. When calculating the cost of the BKINET project, one must allocate a substantial portion of Mr. Lanneau own salary and benefits. And one must include the additional costs associated with tying up regular staff with meetings and assignments to determine needed user features of such a system and to train on BKINET, which never received the endorsement of other senior members of management or the board.

In May 2004, the board received the results of a periodic outside IT audit. There were five major board recommendations, one being: “Ensure programming and application development controls include standardized written programming procedures, management approval, separation of duties, and quality control, and are performed by authorized personnel.” Elsewhere it was noted that “Bank officers have elevated and conflicting system access privileges on the core bank system and network servers.” Furthermore, the report noted that “significant application development, programming, and query development is performed by Bank personnel without adequate controls including standardized programming procedures, management approval, authorized staff, separation of duties, and quality control.” Although not mentioned by name, these comments all related to Mr. Lanneau’s project development BKINET. The auditors were very concerned that irreparable damage would be done to the bank’s core system, which was the subject of live testing of programming changes. Mr. Metcalfe, a lead member of the Lanneau-Metcalfe Group and then chairman of the company Audit Committee, made no issue of the report with the board. The import of the findings was brought to the attention of the board by the CEO.

The additional audit risk being thrust upon the bank by the internal software development and the time burden on regular staff to accommodate Mr. Lanneau’s BKINET project are exceedingly difficult to quantify specifically. Nevertheless, these costs when coupled with the direct payroll expenses, which were naturally assumed to be reoccurring, were a very real impediment to the growth that Mr. Lanneau accuses the bank of not realizing.

EXHIBIT A

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE B.     INVESTMENT SECURITIES-CONTINUED

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$42,330,355	$1,144,737	$(50,527)	$43,424,565
Privately issued collateralized mortgage obligations	6,137,974	2,576	(95,840)	6,044,710
Corporate securities	5,122,544	85,041	(10,985)	5,196,600

	$53,590,873	$1,232,354	$(157,352)	$54,665,875

In 2001, debt securities with an amortized cost of $50,648,250 were transferred from held-to-maturity to available-for-sale because of the reclassification opportunity allowed for in SFAS 133. The securities had an unrealized gain of $653,280.

Equity securities include the Bank’s investment in the Federal Home Loan Bank, the Federal Reserve Bank, First National Bankers Bank and ECD Investments, LLC. The Bank acquired $81,300 and $809,300 of additional stock in the Federal Home Loan Bank, no additional stock in the Federal Reserve Bank or First National Bankers Bank and $100,000 and $0 in ECD Investments, LLC during 2002 and 2001, respectively. The Bank did not redeem any stock in the Federal Home Loan Bank during 2002 or 2001. The stocks are considered restricted stock as only banks, which are members of these organizations, may acquire or redeem them. The stock is redeemable at its face value; therefore, there are no gross unrealized gains or losses associated with these investments.

Equity securities also reflect an investment in Sumx Inc. Britton & Koontz Capital Corporation invested $1 million during 1998 and $250,000 during 2001 in this electronic banking development and marketing company. This investment reflects an approximate 36.62% preferred interest in the voting stock of Sumx Inc. This investment is carried at equity, which is the cost of the investment adjusted for the Company’s proportionate share of the investee’s earnings or losses.

Sumx Inc. incurred net losses of $505,737 and $644,357 during 2002 and 2001, respectively. The Company’s proportionate share of these losses was $185,201 and $235,964, respectively and are reflected in other income. During 2002, the investment was deemed worthless. The advances and investment were written off and are reflected in other income.

The President and CEO and the Vice President of Britton & Koontz Capital Corporation serve as two of the three members of the Board of Directors of Sumx Inc. In addition, the Vice President of Britton & Koontz Capital Corporation individually owns 19.5% of the voting stock of Sumx Inc. The

Company also entered into an agreement with Sumx Inc. whereby this Vice President would devote substantially all of his time to the management of Sumx Inc. for an annual fee of $90,000.

Investment securities carried at approximately $54,059,000 (approximate market value $56,236,000) at December 31, 2002, and approximately $57,163,000 (approximate market value $58,046,000) at December 31, 2001, were pledged to collateralize public deposits and for other purposes as required or permitted by law or agreement.

EXHIBIT B

From March 24, 3003 Proxy Statement, Britton & Koontz Capital Corporation

Certain Relationships and Related Transactions

Since 1998, the company has funded Sumx, Inc. (“Sumx”), a Mississippi corporation established to provide electronic banking solutions for the financial industry, to the extent of approximately $2,000,000. Sumx is owned approximately 36.6% by the company, 19% by Mr. Bazile R. Lanneau, Jr. and 44.4% by Summit Research, Inc., a Texas corporation. The funds provided to Sumx have been used for marketing and continued development of the SumxNet Internet banking system. Sumx maintains offices in Natchez, Mississippi and Highland Village, Texas.

Prior to August, 2002, Mr. Lanneau, Jr. devoted a substantial portion of his time to the business of Sumx. It is now anticipated that Mr. Lanneau, Jr. will devote the majority of his time to traditional banking activities with a small portion devoted to the activities of Sumx. Until August, 2002, Sumx paid the company $90,000 per year for the services of Mr. Lanneau, Jr. under a management services agreement. Mr. Lanneau, Jr. currently receives no compensation from Sumx and is compensated by the company and the bank. Mr. Ogden, President and CEO of the company and the bank, serves without compensation as a director and Secretary-Treasurer of Sumx.

EXHIBIT C

Excerpt 10KSB dated 12/31/02 For Britton & Koontz Capital Corporation

Sumx Inc.

On December 3, 1998, the Company acquired 1,000,000 shares of Series A Preferred Stock in Sumx for $1,000,000. On September 15, 2000, the Company acquired 250,000 shares of Series B Preferred Stock in Sumx for $250,000. Sumx is owned 36.6% by the Company, 19.0% by Mr. Bazile R. Lanneau, Jr., President and Chief Executive Officer of Sumx, Executive Vice President of the Bank and Vice President of the Company, and 44.4% by Summit Research, Inc., a Texas corporation. The funds provided to Sumx have been used for marketing and continued development of the SumxNet Internet banking system (“SumxNet”) and for data center operations. Sumx maintains offices in Natchez, Mississippi and Highland Village, Texas.

Prior to August, 2002, Mr. Lanneau, Jr. devoted a substantial portion of his time to the business of Sumx. It is now anticipated that Mr. Lanneau, Jr. will devote the majority of his time to traditional banking activities with a small portion devoted to the activities of Sumx. Until August, 2002, Sumx paid the company $90,000 per year for the services of Mr. Lanneau, Jr. under a management services agreement. Mr. Lanneau, Jr. currently receives no compensation from Sumx and is compensated by the company and the bank. Mr. Ogden, President and CEO of the company and the bank, serves without compensation as a director and Secretary/Treasurer of Sumx.

SumxNet is an independent Web-based banking solution that enables financial institutions to incorporate their customer information directly into their Internet banking systems in-house, thereby allowing banks to package and price their Internet banking offerings as they choose. SumxNet also features a transaction tracking and billing system, check categorization system, unlimited customer history depth, check image access, bill payment and cash management features.

In May of 2001, Sumx entered into an exclusive agreement with Diebold, Incorporated (“Diebold”), a global leader in providing integrated self-service delivery systems and services, for Diebold to market, install and support Diebold Internet Banking, powered by Sumx, for its customer base. As of March, 2003 Diebold’s marketing efforts have generated approximately $110,000 in revenue.

Due to restrictions related to the exclusivity agreement and Sumx’ dependence on cash flow from the Diebold relationship, Sumx gave notice to Diebold on May 21, 2002 of its intent to terminate the agreement due to the failure of Diebold to use reasonable commercial efforts to market, advertise and sublicense SumxNet. On July 31, 2002, Sumx filed suit for a declaratory judgment confirming termination of the agreement. Diebold answered, denying breach of contract and counterclaimed for patent infringement. Sumx believes this claim of patent infringement to be wholly without merit; however, Sumx has refrained from amending its pleadings, pending the outcome of active negotiations.

Because of the exclusivity granted to Diebold, and pending earlier judicial determination of final termination of the agreement, Sumx is unable to market SumxNet through other qualified vendors until May 7, 2003 when some of the exclusivity restrictions lapse; however, Diebold’s claim of patent infringement effectively constrains Sumx’ ability to market SumxNet.

As of June 30, 2002 the Company charged-off $549 thousand in debt and receivables from Sumx. In the fourth quarter 2002 the Company charged-off its remaining investment in Sumx of $701 thousand, consisting of a book value of $374 thousand and related deferred tax asset of $327 thousand from accumulated equity losses. The Company’s decision to write off its remaining investment in Sumx is driven by the uncertainty regarding the timing and outcome of the litigation with Diebold and its impact on future business prospects for Sumx.

As of March 24, 2003, eight financial institutions use Sumx’ Internet banking technology to provide Internet banking services to their customers (six banks through Sumx, and one bank and credit union through Diebold).

Schedule 6.1

Excerpt from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004

Item 1.	Description of Business.

General

The Company

Britton & Koontz Capital Corporation was organized as a Mississippi business corporation in July 1982. Later that year, the Company became a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”), when it acquired all of the issued and outstanding shares of Britton & Koontz Bank, National Association, a national banking association headquartered in Natchez, Mississippi (the “Bank”). The Bank is a wholly-owned subsidiary of the Company, and stock of the Bank is the Company’s most significant asset. On April 17, 2001, B&K Title Insurance Agency, Inc. was organized as a Mississippi corporation (“B&K Insurance”); in May 2001, the Company acquired all of the outstanding common stock of B&K Insurance, making it the Company’s second wholly-owned subsidiary.

The Company’s major source of income in 2004 was dividends from the Bank in the amount of $1.7 million. The Company expects that dividends from the Bank will continue to be the Company’s major source of income in 2005. As of December 31, 2004, the Company had total assets of approximately $377 million and total consolidated shareholders’ equity of approximately $31 million.

The Bank

The Bank provides commercial and consumer banking and trust services to customers in Adams and Warren Counties, Mississippi, and East Baton Rouge Parish, Louisiana, and the adjoining counties and parishes in Mississippi and Louisiana. A loan production office was opened in Madison, Mississippi, on February 1, 2003, which was converted into a full service branch in 2004. Management decided to leave the Madison market in November in order to allocate its resources to its remaining markets. In 2004, the Bank completed the construction of its new branch in Vicksburg, Mississippi, and closed three branches in Baton Rouge, Louisiana, moving into a larger, more visible facility on Bluebonnet Boulevard in Baton Rouge. The Bank also sold its Shields Lane branch in Natchez, Mississippi, in 2004, while completing the renovation of its existing Tracetown branch, which houses its mortgage banking operations. As a result of these actions, the Bank now conducts its full-service banking business from its main office and two branch offices in Natchez, Mississippi, two branches in Vicksburg, Mississippi, and one branch office in Baton Rouge, Louisiana. The geographical area serviced by the Bank is economically diverse and includes public and private sector industries, including government service, manufacturing, tourism, agriculture and oil and gas exploration. As of December 31, 2004, the Bank had total assets of approximately $377 million and total deposits of approximately $228 million. The Bank is not dependent on any one depositor or other customer.

Schedule 9.1

Excerpt from the December 31, 2005 Uniform Bank Performance Report published by the Federal Financial Institutions Examination Council

CERT # 4995	DIST/RSSD: 06 / 539939	BRITTON	NATCHEZ, MS	PAGE 03

CHARTER # 13722	COUNTY:	NONINTEREST INCOME AND EXPENSES ($000) AND YIELDS		4/18/2006 12:54:04 PM

		12/31/2005			12/31/2004			12/31/2003			12/31/2002		12/31/2001
NONINTEREST INCOME & EXPENSES
FIDUCIARY ACTIVITIES		41			43			42			41		72
DEPOSIT SERVICE CHARGES		1,388			1,351			1,356			1,274		1,249
TRADING, VENT CAP, SECURTZ INC		0			0			0			0		0
INV BANKING, ADVISORY INC		202			211			144			9		48
INSURANCE COMM & FEES		0			-1			-2			2		19
NET SERVICING FEES		4			6			12			25		25
LOAN & LSE NET GAIN/LOSS		360			332			629			311		308
OTHER NET GAINS/LOSSES		-35			132			-150			5		-20
OTHER NONINTEREST INCOME		392			492			516			555		518
NONINTEREST INCOME		2,352			2,566			2,547			2,222		2,219
PERSONNEL EXPENSE		6,726			6,900			6,876			5,692		4,800
OCCUPANCY EXPENSE		2,022			1,894			1,773			1,715		1,627
GOODWILLL IMPAIRMENT		0			0			0			0		N/A
OTHER INTANGIBLE AMORTIZ		108			108			108			108		N/A
OTHER OPER EXP(INCL INTANGIBLES)		2,674			2,913			2,763			3,029		2,462
TOTAL OVERHEAD EXPENSE		11,530			11,815			11,520			10,544		8,889
DOMESTIC BANKING OFFICES(#)		6			6			9			8		8
FOREIGN BRANCHES (#)		0			0			0			0		0
ASSETS PER DOMESTIC OFFICE		64,816			62,815			41,398			38,514		37,224
PERCENT OF AVERAGE ASSETS	BANK	PG 3	PCT	BANK	PG 3	PCT	BANK	PG 3	PCT	BANK	PG 3	BANK	PG 5
PERSONNEL EXPENSE	1.73	1.57	66	1.84	1.57	72	2.03	1.59	81	1.92	1.61	1.77	1.57
OCCUPANCY EXPENSE	0.52	0.40	79	0.51	0.40	76	0.52	0.41	75	0.58	0.43	0.60	0.42
OTHER OPER EXP(INCL INTANGIBLES)	0.71	0.88	29	0.81	0.91	41	0.85	0.95	42	1.06	0.98	0.91	0.93
TOTAL OVERHEAD EXPENSE	2.96	2.86	57	3.16	2.90	66	3.40	2.98	71	3.56	3.03	3.28	2.95
OVERHEAD LESS NONINT INC	2.36	1.93	78	2.47	1.91	83	2.65	1.87	90	2.81	1.93	2.46	2.14
OTHER INCOME & EXPENSE RATIOS:
EFFICIENCY RATIO	67.76	58.57	80	69.87	59.86	82	68.87	59.89	79	67.67	58.43	60.88	60.93
AVG PERSONNEL EXP PER EMPL($000)	62.86	54.34	77	52.67	52.20	58	46.15	50.78	40	42.16	48.65	39.67	38.74
ASSETS PER EMPLOYEE ($MILLION)	3.63	3.86	53	2.88	3.70	30	2.50	3.54	19	2.28	3.40	2.46	2.65
YIELD ON OR COST OF:
TOTAL LOANS & LEASES (TE)	6.85	6.92	51	6.46	6.28	65	7.23	6.61	81	8.09	7.28	9.16	8.88
LOANS IN DOMESTIC OFFICES	6.84	6.90	51	6.45	6.26	66	7.22	6.58	82	8.07	7.26	9.13	8.86
REAL ESTATE	6.66	6.77	47	6.23	6.16	58	7.10	6.53	79	7.96	7.20	9.06	8.63
COMMERCIAL & INDUSTRIAL	6.59	7.25	27	6.23	6.27	54	6.38	6.36	55	7.01	6.98	8.46	8.89
INDIVIDUAL	8.57	7.83	71	8.15	7.61	63	8.69	7.98	65	9.45	8.58	10.03	10.01
CREDIT CARD	N/A	3.18	63	N/A	3.55	61	N/A	4.28	56	N/A	4.55	N/A	5.72
AGRICULTURAL	6.68	3.69	59	6.42	3.34	74	N/A	3.33	43	N/A	3.72	N/A	3.35
LOANS IN FOREIGN OFFICES	N/A	0.00	98	N/A	0.00	99	N/A	0.00	99	N/A	0.00	N/A	0.00
TOTAL INVESTMENT SECURITIES(TE)	5.01	4.21	86	4.94	4.06	84	5.08	4.19	83	6.48	5.30	6.74	6.26
TOTAL INVESTMENT SECURITES(BOOK)	4.40	3.85	86	4.34	3.70	83	4.40	3.81	79	5.64	4.90	6.28	5.74
U S TREAS & AGENCY (EXCL MBS)	3.81	3.51	69	3.56	3.24	64	N/A	3.52	4	3.79	4.64	5.01	5.95
MORTGAGE BACKED SECURITIES	4.32	3.63	70	4.17	3.47	69	4.18	3.32	71	6.57	4.55	6.79	5.23
ALL OTHER SECURITIES	4.70	3.84	75	4.75	4.02	77	4.84	4.28	71	4.86	4.72	5.21	5.06
INTEREST-BEARING BANK BALANCES	2.81	2.42	46	1.55	1.10	69	1.42	1.04	71	1.77	1.48	3.81	2.98
FEDERAL FUNDS SOLD & RESALES	4.27	2.85	97	1.28	1.15	49	0.86	0.96	12	1.61	1.45	4.58	3.73
TOTAL-INT BEARING DEPOSITS	2.22	2.26	46	1.72	1.62	56	1.95	1.81	59	2.69	2.49	4.26	4.32
TRANSACTION ACCOUNTS	0.71	0.96	41	0.60	0.61	56	0.61	0.66	53	0.62	0.98	1.88	1.93
OTHER SAVINGS DEPOSITS	1.11	1.43	34	0.80	0.88	46	1.18	0.91	77	1.88	1.41	2.54	2.76
TIME DEPS OVER $100M	3.16	3.19	43	2.35	2.44	44	2.29	2.71	24	3.29	3.50	5.80	5.46
ALL OTHER TIME DEPOSITS	2.77	3.03	26	2.42	2.45	48	2.88	2.81	53	3.75	3.67	5.26	5.50
FOREIGN OFFICE DEPOSITS	N/A	0.00	98	N/A	0.00	98	N/A	0.00	98	N/A	0.00	N/A	0.00
FEDERAL FUNDS PURCHASED & REPOS	3.09	2.35	68	1.48	1.12	65	1.50	0.98	80	2.61	1.44	4.68	2.75
OTHER BORROWED MONEY	3.39	3.41	33	2.97	2.86	44	3.58	3.10	48	4.82	3.53	5.11	4.10
SUBORD NOTES & DEBENTURES	N/A	0.04	93	N/A	0.06	92	N/A	0.07	91	N/A	0.01	N/A	0.00
ALL INTEREST-BEARING FUNDS	2.64	2.41	65	2.09	1.76	74	2.30	1.94	72	3.09	2.61	4.39	4.38

Schedule 10.1

Excerpts from the Company’s 2005 Annual Report to Shareholders

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS:
Cash and Due from Banks:
Non-interest bearing	$8,553,139	$5,739,604
Interest bearing	1,272,320	837,221
Total Cash and Due from Banks	9,825,459	6,576,825
Federal funds sold	401,138	109,031
Investment Securities:
Held-to-maturity (market value of $39,015,853 and $41,337,742, respectively)	37,994,043	39,803,853
Available-for-sale (amortized cost of $79,902,610 and $91,068,652, respectively)	78,287,012	91,947,189
Other equity securities	5,501,700	5,551,600
Loans, less unearned income of $794 in 2005 and $1,996 in 2004, and allowance for loan losses of $2,377,840 in 2005 and $2,236,778 in 2004	242,534,011	217,073,919
Loans held-for-sale	171,200	1,688,338
Bank premises and equipment, net	8,046,668	8,265,756
Other real estate, net	1,470,584	1,320,337
Accrued interest receivable	2,258,225	2,127,079
Cash surrender value of life insurance	936,378	943,481
Core deposits, net of accumulated amortization of $733,320 in 2005 and $625,704 in 2004	880,890	988,506
Other assets	952,721	954,720

TOTAL ASSETS	$389,260,029	$377,350,634

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2005	2004
LIABILITIES:
Deposits:
Non-interest bearing	$51,466,230	$39,868,482
Interest bearing	205,910,680	186,419,447

Total Deposits	257,376,910	226,287,929
Federal funds purchased	—	6,435,000
Securities sold under repurchase agreements	8,032,721	8,103,381
Federal Home Loan Bank advances	84,196,067	96,922,871
Junior subordinated debentures	5,155,000	5,155,000
Accrued interest payable	1,438,836	984,859
Advances from borrowers for taxes and insurance	437,222	399,443
Accrued taxes and other liabilities	1,363,115	1,910,383

Total Liabilities	357,999,871	346,198,866

STOCKHOLDERS’ EQUITY:
Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,130,816 and 2,116,316 issued and outstanding, respectively, for December 31, 2005 and December 31, 2004	5,327,040	5,327,040
Additional paid-in capital	7,254,113	7,254,113
Retained earnings	19,949,100	18,181,718
Accumulated other comprehensive income	(1,012,720)	646,272

	31,517,533	31,409,143
Less: Treasury stock, 14,500 shares, at cost	(257,375)	(257,375)

Total Stockholders’ Equity	31,260,158	31,151,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$389,260,029	$377,350,634

Percentage increase in loans for 2005 over 2004

The balance in net loans plus loans held for sale plus loan loss reserve plus unearned interest for 2004 was $221,001,031.

The balance in net loans plus loans held for sale plus loan loss reserve plus unearned interest for 2005 was $245,083,845.

Growth of $24,082,814, or approximately 10.9%

Asset Quality

Management periodically analyzes the diversification of the loan portfolio and the repayment ability of borrowers. When it appears to management that the Company will have trouble recapturing all outstanding principal and/or interest on a loan or loan relationship, the debt is placed on non-accrual. By placing loans on non-accrual the Company recognizes a problem credit, foregoes interest that is likely uncollectible, and adjusts the carried loan balance to reflect the collection amount expected. When problem credits are transferred to non-accrual status, the accrual of interest income is discontinued and all previously accrued and uncollected interest for the year is reversed against interest income. A non-accrual loan may be restored to accrual status when it is no longer delinquent and management no longer doubts the collectibility of interest and principal.

Several key measures are used to evaluate and monitor the Company’s asset quality. These measures include the levels and percentages of total nonperforming assets, loan delinquencies, non-accrual loans, foreclosed assets and charge-offs. Nonperforming assets, consisting of non-accrual loans, loans past due 90 days or more and other real estate owned, increased to $2.7 million at December 31, 2005, from $2.2 million at December 31, 2004. Non-performing assets as a percent of average assets increased slightly to .70% in 2005 compared to .59% in 2004. Nonperforming loans as a percent of total loans, net of unearned income and loans held for sale, increased to .51% at December 31, 2005, from .41% the year before. Net charge-offs for the year declined for the 3rd straight year. Net charge-offs as a percent of average loans decreased from .10% at December 31, 2004, to .07% at December 31, 2005.

At December 31, 2005, overall credit quality has remained stable. The increase in total non-performing assets is due primarily to one large commercial credit in the amount of $524 thousand. In the opinion of management, the overall size of this credit is immaterial, and specific reserves have been set aside for the unsecured portion of the credit as well as any unforeseen shortfalls. A breakdown of nonperforming loans at the end of each of the last five years is shown in Table 2.

TABLE 2: BREAKDOWN OF NONPERFORMING LOANS

	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01
	(dollars in thousands)
Non-accrual loans by type
Real estate	$413	$532	$584	$1,513	$750
Installment	72	26	20	16	86
Commercial and all other loans	574	214	580	537	449
Total non-accrual loans	1,059	772	1,184	2,066	1,285
Loans past due 90 days or more	201	129	337	253	1,510

Total nonperforming loans	1,260	901	1,521	2,319	2,795
Other real estate owned (net)	1,471	1,320	1,741	1,554	1,526
Total nonperforming assets	$2,731	$2,221	$3,262	$3,873	$4,321
Nonperforming loans as a percent of loans, net of unearned interest and loans held for sale	.51%	.41%	.74%	1.29%	1.56%

Additional interest income foregone on non-accrual loans	$24	$38	$28	$141	$167

There were no loans in any of the reported periods above classified as “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring.” Management was not aware of other loans, or any other interest-bearing asset, not already specifically reserved for, that the Company had serious doubts as to the ability of the borrower to comply with the present repayment terms.

No other interest-bearing assets held by the Company are classified as non-accrual or past due 90 days or more. The Company continues to monitor securities issued by municipalities on the Mississippi Gulf Coast, as reported in the Company’s 10-Q dated September 30, 2005 under Item 3, Quantitative and Qualitative Disclosures About Market Risk.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
INTEREST INCOME:
Interest and fees on loans	$16,101,335	$14,030,704	$14,518,794
Interest on investment securities:
Taxable interest income	4,256,926	4,107,372	3,459,158
Exempt from federal income taxes	1,634,084	1,633,638	1,576,326
Other interest income	7,876	2,598	10,590

Total Interest Income	22,000,221	19,774,312	19,564,868
INTEREST EXPENSE:
Interest on deposits	4,285,526	3,337,903	3,953,939
Interest on Federal Home Loan Bank advances	3,422,399	2,667,895	2,130,880
Interest on federal funds purchased	190,594	77,662	16,292
Interest on trust preferred securities	327,120	235,195	167,430
Interest on securities sold under repurchase agreements	219,422	146,633	60,177

Total Interest Expense	8,445,061	6,465,288	6,328,718

NET INTEREST INCOME	13,555,160	13,309,024	13,236,150
PROVISION FOR LOAN LOSSES	300,000	390,000	670,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,255,160	12,919,024	12,566,150
OTHER INCOME:
Service charges on deposit accounts	1,388,327	1,350,548	1,355,639
Income from fiduciary activities	41,038	43,547	41,972
Income from investment activities	201,890	210,523	144,244
Net gain on sales of loans	359,821	331,593	628,705
Net gain (loss) on sales of premises and equipment	(36,612)	175,091	(45,612)
Other	459,990	566,484	641,789

Total Other Income	2,414,454	2,677,786	2,766,737

Income before Other Expenses	15,669,614	15,596,810	15,332,887

	2005	2004	2003
OTHER EXPENSES:
Salaries	5,863,029	6,060,543	5,790,994
Employee benefits	872,998	870,638	1,130,880
Director fees	208,087	203,348	172,057
Net occupancy expense	912,357	927,430	854,710
Equipment expense	1,109,984	979,139	957,554
Other real estate, net	68,734	218,510	130,648
FDIC assessment	31,160	34,358	35,279
Advertising	198,233	259,284	261,770
Stationery and supplies	182,497	233,379	268,519
Amortization	107,616	107,616	107,616
Audit expense	192,996	165,074	157,457
Other	1,879,189	1,913,037	1,976,924

Total Other Expenses	11,626,880	11,972,356	11,844,408

INCOME BEFORE INCOME TAX EXPENSE	4,042,734	3,624,454	3,488,479

INCOME TAX EXPENSE	815,094	780,245	749,725

NET INCOME	$3,227,640	$2,844,209	$2,738,754

PER SHARE DATA:
Basic earnings per share	$1.53	$1.35	$1.30

Basic weighted shares outstanding	2,116,316	2,114,649	2,113,087

Diluted earnings per share	$1.52	$1.34	$1.29

Diluted weighted shares outstanding	2,120,951	2,118,181	2,116,163

Cash dividends per share	$0.69	$0.64	$0.64

The accompanying notes are an integral part of these financial statements.

Percentage increase in net income for 2005 over 2004

Year end net income for 2004 was $2,844,649.

Year end net income for 2005 was $3,227,640.

Growth of $382,991, or approximately 13.5%

Schedule 11.1

Print-out from ADP website

RECORD DATE INFORMATION
RECORD DATE	ORDER QUANTITY	RECOMMENDED ORDER QUANTITY	POTENTIAL EMAIL DELIVERIES	TOTAL POSITIONS PROCESSED
3/14/2006	492	541	44	597

Excerpt from the Company’s 2005 Annual Report to Shareholders

Information Regarding our Common Stock

The Company’s common stock is listed on the NASDAQ Capital Market, and trades under the symbol “BKBK.” The table below sets forth dividends per share and the high and low sales prices ranges for the common stock, as reported by NASDAQ, for the last two fiscal years. The sales price information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Dividends Per Share	High	Low
Year 2005
4th Quarter	$.18	$21.48	$20.07
3rd Quarter	$.18	$21.68	$19.56
2nd Quarter	$.33	$22.80	$17.01
1st Quarter		$19.50	$17.70
Year 2004
4th Quarter	$.32	$18.75	$16.75
3rd Quarter		$18.46	$16.82
2nd Quarter	$.32	$20.00	$16.55
1st Quarter		$19.80	$16.64

On March 1, 2005, there were 524 shareholders of record of the Company’s common stock.

Pursuant to Mississippi law, the Company’s Board of Directors may authorize the Company to pay cash dividends to its shareholders. The only limitation on such a dividend is that no distribution may be made if, after giving effect to the distribution (a) the Company would not be able to pay its debts as they come due in the usual course of business, or (b) the Company’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the distribution.

The principal source of the Company’s cash revenues are dividends from the Bank. There are certain limitations on the Bank’s ability to pay dividends to the Company. See the disclosures under the heading “Liquidity” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has declared semiannual cash dividends in 2003 and 2004. Beginning in the second quarter of 2005, the Company began paying dividends on a quarterly basis. Dividends, for the last three fiscal years total, on an annual basis, $.64 per share for 2003 and $.64 per share for 2004 and $.69 in 2005.

Schedule 15.1

Excerpts from Press Releases

Intel Press Release

(available at http://www.intel.com/pressroom/archive/releases/20060119corp.htm)

Intel Board Adopts Majority Vote Standard for Election of Directors

SANTA CLARA, Calif., Jan. 19, 2006 – Intel Corporation announced today that its board of directors has amended the company’s bylaws to adopt a majority vote standard for the election of directors in uncontested elections, beginning with the next election of directors in May. The new standard, which requires each director to receive a majority of the votes cast with respect to that director, further underscores Intel’s focus on corporate governance and provides for a greater level of accountability of directors to stockholders.

Office Depot Press Release

(available at http://mediarelations.officedepot.com/phoenix.zhtml?c=140162&p=irol-newsArticle&ID=737788&highlight=)

Office Depot Announces Adoption of Majority Vote Standard for Director Elections

DELRAY BEACH, Fla., Aug. 1 /PRNewswire-FirstCall/ — Office Depot, Inc. (NYSE: ODP), a leading global provider of office products and services, today announced that its Corporate Governance Committee and its Board of Directors have amended the Company’s Corporate Governance Principles to include a provision that any director who receives a “withhold” or “against” vote from a majority of the Company’s shares at an election of directors will be required to submit his or her resignation to the Corporate Governance Committee and the Board.

Pfizer Press Release

(available at http://www.pfizer.com/pfizer/are/investors_releases/2005pr/mn_2005_1027b.jsp)

Pfizer Amends Corporate Governance Principles to Clarify New Majority Voting Policy

NEW YORK, October 27 — Pfizer Inc announced today that the company’s Board of Directors has approved amendments to a majority voting policy regarding the election of directors, which the company adopted earlier this year.

The amendments further clarify how the majority voting policy will be applied in the event that any nominee for director receives more “withheld” votes for his or her election than “for” votes. In such a situation, the director will be required to submit his or her resignation to the board.

Schedule 15.2

Excerpts from Institutional Shareholder Services, Inc. website

1.

Majority Voting Gets Mixed Results (dated March 17, 2006)

Majority election proposals remain popular among investors, but the first vote results of the season suggest that those resolutions may not fare as well this year at U.S. companies that have adopted director resignation policies.

A proposal by the United Brotherhood of Carpenters and Joiners received 35 percent of votes cast at Analog Devices on March 14 and 31 percent at Ciena the next day. At Hewlett-Packard’s March 15 meeting, the resolution received 45 percent support, close to the 44 percent averaged by 62 such proposals last year.

(available at http://blog.issproxy.com/2006/03/majority_voting_gets_mixed_res.html#more)

2.

More Firms Adopt Majority Vote (dated March 28, 2006)

The issue is also on the ballot April 6 at Novell. Majority vote proposals are being voted on April 18 at Sprint Nextel, Wachovia, Kaman, and Electronic Data Systems. Similar proposals are slated to go to a vote at Burlington Northern Santa Fe on April 19 and at Weyerhaeuser on April 20. Majority election proposals are on the agenda at more than 100 meetings this proxy season.

(available at http://blog.issproxy.com/2006/03/more_firms_adopt_majority_vote_1.html)

Schedule 16.1

List of current members of the S&P 500 whose shareholders have the right to cumulate their votes in the election of directors

1.	Abbott Laboratories
2.	Allegheny Energy Inc
3.	Avon Products, Inc.
4.	DTE Entergy Co.
5.	Dynegy, Inc. (Class A common)
6.	Fifth Third Bancorp
7.	Golden West Financial Corporation
8.	Goodyear Tire & Rubber Co.
9.	Grainger WW, Inc.
10.	Hewlett Packard
11.	Ingersoll Rand Co. Ltd
12.	Kroger Co.
13.	Linear Technology Corp
14.	Lockheed Martin Corp
15.	LSI Logic Corp
16.	Mattel, Inc.
17.	Maxim Integrated Products, Inc.
18.	Merck & Co. Inc.
19.	Micron Technology, Inc.
20.	Nicor, Inc.
21.	Northern Trust Corp
22.	Novellus Systems Inc.
23.	Nucor Corp
24.	Parker Hannifin Corp
25.	Peoples Energy Corp
16.	Pinnacle West Capital Corp
27.	PMC Sierra Inc.
28.	PPG Industries, Inc.
29.	Progressive Corp
30.	Public Service Enterprise Group I
31.	Public Storage Inc
32.	Qualcomm Inc. (up for vote to eliminate)
33.	SLM Corp
34.	Solectron Corp
35.	Southern Co.
36.	Sun Microsystems, Inc.
37.	TXU Corp
38.	United Technologies Corp
39.	Valero Energy Corp
40.	Walgreen Co.
41.	Wendy’s International Inc.
42.	Xcel Energy

Analysis:

42 companies with cumulative voting.
458 companies without cumulative voting, or 91.6%.

S&P 500 Component Stocks as of March 31, 2006

Stock_Name	Ticker
3M Company	MMM
ACE Limited	ACE
ADC Telecommunications	ADCT
AES Corp.	AES
AFLAC Inc.	AFL
ALLTEL Corp.	AT
AT&T Inc.	T
Abbott Labs	ABT
Adobe Systems	ADBE
Advanced Micro Devices	AMD
Aetna Inc.	AET
Affiliated Computer	ACS
Agilent Technologies	A
Air Products & Chemicals	APD
Alberto-Culver	ACV
Albertson’s	ABS
Alcoa Inc	AA
Allegheny Energy	AYE
Allegheny Technologies Inc	ATI
Allergan, Inc.	AGN
Allied Waste Industries	AW
Allstate Corp.	ALL
Altera Corp.	ALTR
Altria Group, Inc.	MO
AmSouth Bancorporation	ASO
Amazon Corp.	AMZN
Ambac Financial Group	ABK
Amerada Hess	AHC
Ameren Corporation	AEE
American Electric Power	AEP
American Express	AXP
American Int’l. Group	AIG
American Power Conversion	APCC
American Standard	ASD
Ameriprise Financial, Inc.	AMP
AmerisourceBergen Corp.	ABC
Amgen	AMGN
Anadarko Petroleum	APC
Analog Devices	ADI
Andrew Corp.	ANDW
Anheuser-Busch	BUD
Aon Corp.	AOC
Apache Corp.	APA
Apartment Investment & Mgmt’A’	AIV
Apollo Group	APOL
Apple Computer	AAPL
Applera Corp-Applied Biosystems Group	ABI
Applied Materials	AMAT
Applied Micro Circuits	AMCC
Archer-Daniels-Midland	ADM
Archstone-Smith Trust	ASN
Ashland Inc.	ASH
AutoNation, Inc.	AN
AutoZone Inc.	AZO
Autodesk, Inc.	ADSK
Automatic Data Processing Inc.	ADP
Avaya Inc.	AV
Avery Dennison Corp.	AVY
Avon Products	AVP
BB&T Corporation	BBT
BIOGEN IDEC Inc.	BIIB
BJ Services	BJS
BMC Software	BMC
Baker Hughes	BHI
Ball Corp.	BLL
Bank of America Corp.	BAC
Bank of New York	BK
Bard (C.R.) Inc.	BCR
Barr Pharmaceuticals, Inc.	BRL
Bausch & Lomb	BOL
Baxter International Inc.	BAX
Bear Stearns Cos.	BSC
Becton, Dickinson	BDX
Bed Bath & Beyond	BBBY
BellSouth	BLS
Bemis Company	BMS
Best Buy Co., Inc.	BBY
Big Lots, Inc.	BLI
Biomet, Inc.	BMET
Black & Decker Corp.	BDK
Block H&R	HRB
Boeing Company	BA
Boston Properties	BXP
Boston Scientific	BSX
Bristol-Myers Squibb	BMY
Broadcom Corporation	BRCM
Brown-Forman Corp.	BF.B
Brunswick Corp.	BC
Burlington Northern Santa Fe C	BNI
CA, Inc.	CA

Stock_Name	Ticker
CBS Corp.	CBS
CIGNA Corp.	CI
CIT Group	CIT
CMS Energy	CMS
CSX Corp.	CSX
CVS Corp.	CVS
Campbell Soup	CPB
Capital One Financial	COF
Cardinal Health, Inc.	CAH
Caremark Rx	CMX
Carnival Corp.	CCL
Caterpillar Inc.	CAT
Cendant Corporation	CD
CenterPoint Energy	CNP
Centex Corp.	CTX
Century Telephone	CTL
Charles Schwab	SCHW
Chesapeake Energy	CHK
Chevron Corp.	CVX
Chiron Corp.	CHIR
Chubb Corp.	CB
Ciena Corp.	CIEN
Cincinnati Financial	CINF
Cintas Corporation	CTAS
Circuit City Group	CC
Cisco Systems	CSCO
Citigroup Inc.	C
Citizens Communications	CZN
Citrix Systems	CTXS
Clear Channel Communications	CCU
Clorox Co.	CLX
Coach, Inc.	COH
Coca Cola Co.	KO
Coca-Cola Enterprises	CCE
Colgate-Palmolive	CL
Comcast Corp.	CMCSA
Comerica Inc.	CMA
Compass Bancshares	CBSS
Computer Sciences Corp.	CSC
Compuware Corp.	CPWR
Comverse Technology	CMVT
ConAgra Foods, Inc.	CAG
ConocoPhillips	COP
Consolidated Edison	ED
Constellation Brands	STZ
Constellation Energy Group	CEG
Convergys Corp.	CVG
Cooper Industries, Ltd.	CBE
Cooper Tire & Rubber	CTB
Corning Inc.	GLW
Costco Co.	COST
Countrywide Financial Corp.	CFC
Coventry Health Care Inc.	CVH
Cummins Inc.	CMI
D.R. Horton	DHI
DTE Energy Co.	DTE
Danaher Corp.	DHR
Darden Restaurants	DRI
Dean Foods	DF
Deere & Co.	DE
Dell Inc.	DELL
Devon Energy Corp.	DVN
Dillard Inc.	DDS
Dollar General	DG
Dominion Resources	D
Donnelley (R.R.) & Sons	RRD
Dover Corp.	DOV
Dow Chemical	DOW
Dow Jones & Co.	DJ
Du Pont (E.I.)	DD
Duke Energy	DUK
Dynegy Inc. (New) Class A	DYN
E*Trade Financial Corp.	ET
EMC Corp.	EMC
EOG Resources	EOG
Eastman Chemical	EMN
Eastman Kodak	EK
Eaton Corp.	ETN
Ecolab Inc.	ECL
Edison Int’l	EIX
El Paso Corp.	EP
Electronic Arts	ERTS
Electronic Data Systems	EDS
Emerson Electric	EMR
Engelhard Corp.	EC
Entergy Corp.	ETR
Equifax Inc.	EFX
Equity Office Properties	EOP
Equity Residential	EQR
Estee Lauder Cos.	EL
Exelon Corp.	EXC
Express Scripts	ESRX
Exxon Mobil Corp.	XOM
FIserv Inc.	FISV
FPL Group	FPL
Family Dollar Stores	FDO
Fannie Mae	FNM

Stock_Name	Ticker
FedEx Corporation	FDX
Federal Home Loan Mtg.	FRE
Federated Dept. Stores	FD
Federated Investors Inc.	FII
Fifth Third Bancorp	FITB
First Data	FDC
First Horizon National	FHN
FirstEnergy Corp.	FE
Fisher Scientific	FSH
Fluor Corp. (New)	FLR
Ford Motor	F
Forest Laboratories	FRX
Fortune Brands, Inc.	FO
Franklin Resources	BEN
Freeport-McMoran Cp & Gld	FCX
Freescale Semiconductor Inc.	FSL.B
Gannett Co.	GCI
Gap (The)	GPS
Gateway Inc.	GTW
General Dynamics	GD
General Electric	GE
General Mills	GIS
General Motors	GM
Genuine Parts	GPC
Genworth Financial Inc.	GNW
Genzyme Corp.	GENZ
Gilead Sciences	GILD
Golden West Financial	GDW
Goldman Sachs Group	GS
Goodrich Corporation	GR
Goodyear Tire & Rubber	GT
Google Inc.	GOOG
Grainger (W.W.) Inc.	GWW
Guidant Corp.	GDT
HCA Inc.	HCA
Halliburton Co.	HAL
Harley-Davidson	HDI
Harman Int’l Industries	HAR
Harrah’s Entertainment	HET
Hartford Financial Svc.Gp.	HIG
Hasbro Inc.	HAS
Health Management Assoc.	HMA
Heinz (H.J.)	HNZ
Hercules, Inc.	HPC
Hewlett-Packard	HPQ
Hilton Hotels	HLT
Home Depot	HD
Honeywell Int’l Inc.	HON
Hospira Inc.	HSP
Humana Inc.	HUM
Huntington Bancshares	HBAN
IMS Health Inc.	RX
ITT Industries, Inc.	ITT
Illinois Tool Works	ITW
Ingersoll-Rand Co. Ltd.	IR
Intel Corp.	INTC
International Bus. Machines	IBM
International Flav/Frag	IFF
International Game Technology	IGT
International Paper	IP
Interpublic Group	IPG
Intuit, Inc.	INTU
JDS Uniphase Corp	JDSU
JPMorgan Chase & Co.	JPM
Jabil Circuit	JBL
Janus Capital Group	JNS
Johnson & Johnson	JNJ
Johnson Controls	JCI
Jones Apparel Group	JNY
KB Home	KBH
KLA-Tencor Corp.	KLAC
Kellogg Co.	K
Kerr-McGee	KMG
KeyCorp	KEY
Keyspan Energy	KSE
Kimberly-Clark	KMB
Kimco Realty	KIM
Kinder Morgan	KMI
King Pharmaceuticals	KG
Knight-Ridder Inc.	KRI
Kohl’s Corp.	KSS
Kroger Co.	KR
L-3 Communications Holdings	LLL
LSI Logic	LSI
Laboratory Corp. of America Holding	LH
Leggett & Platt	LEG
Lehman Bros.	LEH
Lennar Corp.	LEN
Lexmark Int’l Inc	LXK
Lilly (Eli) & Co.	LLY
Limited Brands, Inc.	LTD
Lincoln National	LNC
Linear Technology Corp.	LLTC
Liz Claiborne, Inc.	LIZ
Lockheed Martin Corp.	LMT

Stock_Name	Ticker
Loews Corp.	LTR
Louisiana Pacific	LPX
Lowe’s Cos.	LOW
Lucent Technologies	LU
M&T Bank Corp.	MTB
MBIA Inc.	MBI
MGIC Investment	MTG
Manor Care Inc.	HCR
Marathon Oil Corp.	MRO
Marriott Int’l.	MAR
Marsh & McLennan	MMC
Marshall & Ilsley Corp.	MI
Masco Corp.	MAS
Mattel, Inc.	MAT
Maxim Integrated Prod	MXIM
McCormick & Co.	MKC
McDonald’s Corp.	MCD
McGraw-Hill	MHP
McKesson Corp. (New)	MCK
MeadWestvaco Corporation	MWV
MedImmune Inc.	MEDI
Medco Health Solutions Inc.	MHS
Medtronic Inc.	MDT
Mellon Bank Corp.	MEL
Merck & Co.	MRK
Meredith Corp.	MDP
Merrill Lynch	MER
MetLife Inc.	MET
Micron Technology	MU
Microsoft Corp.	MSFT
Millipore Corp.	MIL
Molex Inc.	MOLX
Molson Coors Brewing Company	TAP
Monsanto Co.	MON
Monster Worldwide	MNST
Moody’s Corp	MCO
Morgan Stanley	MS
Motorola Inc.	MOT
Murphy Oil	MUR
Mylan Laboratories	MYL
NCR Corp.	NCR
NICOR Inc.	GAS
NIKE Inc.	NKE
NVIDIA Corp.	NVDA
Nabors Industries Ltd.	NBR
National City Corp.	NCC
National Oilwell Varco, Inc.	NOV
National Semiconductor	NSM
Navistar International Corp.	NAV
Network Appliance	NTAP
New York Times Cl. A	NYT
Newell Rubbermaid Co.	NWL
Newmont Mining Corp. (Hldg. Co.)	NEM
News Corporation	NWS.A
NiSource Inc.	NI
Noble Corporation	NE
Nordstrom	JWN
Norfolk Southern Corp.	NSC
North Fork Bancorporation	NFB
Northern Trust Corp.	NTRS
Northrop Grumman Corp.	NOC
Novell Inc.	NOVL
Novellus Systems	NVLS
Nucor Corp.	NUE
Occidental Petroleum	OXY
Office Depot	ODP
OfficeMax Inc.	OMX
Omnicom Group	OMC
Oracle Corp.	ORCL
PACCAR Inc.	PCAR
PG&E Corp.	PCG
PMC-Sierra Inc.	PMCS
PNC Bank Corp.	PNC
PPG Industries	PPG
PPL Corp.	PPL
Pactiv Corp.	PTV
Pall Corp.	PLL
Parametric Technology	PMTC
Parker-Hannifin	PH
Patterson Cos. Inc.	PDCO
Paychex Inc.	PAYX
Penney (J.C.)	JCP
Peoples Energy	PGL
Pepsi Bottling Group	PBG
PepsiCo Inc.	PEP
PerkinElmer	PKI
Pfizer, Inc.	PFE
Phelps Dodge	PD
Pinnacle West Capital	PNW
Pitney-Bowes	PBI
Plum Creek Timber Co.	PCL
Praxair, Inc.	PX
Principal Financial Group	PFG
ProLogis	PLD
Procter & Gamble	PG
Progress Energy, Inc.	PGN

Stock Name	Ticker
Progressive Corp.	PGR
Prudential Financial	PRU
Public Serv. Enterprise Inc.	PEG
Public Storage	PSA
Pulte Homes, Inc.	PHM
QLogic Corp.	QLGC
QUALCOMM Inc.	QCOM
Quest Diagnostics	DGX
Qwest Communications Int	Q
RadioShack Corp	RSH
Raytheon Co. (New)	RTN
Regions Financial Corp. (New)	RF
Reynolds American Inc.	RAI
Robert Half International	RHI
Rockwell Automation, Inc.	ROK
Rockwell Collins	COL
Rohm & Haas	ROH
Rowan Cos.	RDC
Ryder System	R
SAFECO Corp.	SAFC
SLM Corporation	SLM
Sabre Holding Corp.	TSG
Safeway Inc.	SWY
Sanmina-SCI Corp.	SANM
Sara Lee Corp.	SLE
Schering-Plough	SGP
Schlumberger Ltd.	SLB
Scripps (E. W.) ‘A’	SSP
Sealed Air Corp.(New)	SEE
Sears Holdings Corporation	SHLD
Sempra Energy	SRE
Sherwin-Williams	SHW
Sigma-Aldrich	SIAL
Simon Property Group, Inc	SPG
Snap-On Inc.	SNA
Solectron	SLR
Southern Co.	SO
Southwest Airlines	LUV
Sovereign Bancorp	SOV
Sprint Nextel Corp.	S
St Jude Medical	STJ
St. Paul Travelers Cos.	STA
Stanley Works	SWK
Staples Inc.	SPLS
Starbucks Corp.	SBUX
Starwood Hotels & Resorts	HOT
State Street Corp.	STT
Stryker Corp.	SYK
Sun Microsystems	SUNW
SunTrust Banks	STI
Sunoco, Inc.	SUN
Supervalu Inc.	SVU
Symantec Corp.	SYMC
Symbol Technologies	SBL
Synovus Financial	SNV
Sysco Corp.	SYY
T. Rowe Price Group	TROW
TECO Energy	TE
TJX Companies Inc.	TJX
TXU Corp.	TXU
Target Corp.	TGT
Tektronix Inc.	TEK
Tellabs, Inc.	TLAB
Temple-Inland	TIN
Tenet Healthcare Corp.	THC
Teradyne Inc.	TER
Texas Instruments	TXN
Textron Inc.	TXT
The Hershey Company	HSY
Thermo Electron	TMO
Tiffany & Co.	TIF
Time Warner Inc.	TWX
Torchmark Corp.	TMK
Transocean Inc.	RIG
Tribune Co.	TRB
Tyco International	TYC
Tyson Foods	TSN
U.S. Bancorp	USB
UST Inc.	UST
Union Pacific	UNP
Unisys Corp.	UIS
United Health Group Inc.	UNH
United Parcel Service	UPS
United States Steel Corp.	X
United Technologies	UTX
Univision Communications	UVN
UnumProvident Corp.	UNM
V.F. Corp.	VFC
Valero Energy	VLO
Verisign Inc.	VRSN
Verizon Communications	VZ
Viacom Inc. (New)	VIA.B
Vornado Realty Trust	VNO
Vulcan Materials	VMC
Wachovia Corp. (New)	WB
Wal-Mart Stores	WMT
Walgreen Co.	WAG

Stock Name	Ticker
Walt Disney Co.	DIS
Washington Mutual	WM
Waste Management Inc.	WMI
Waters Corporation	WAT
Watson Pharmaceuticals	WPI
Weatherford International Ltd.	WFT
WellPoint Inc.	WLP
Wells Fargo	WFC
Wendy’s International	WEN
Weyerhaeuser Corp.	WY
Whirlpool Corp.	WHR
Whole Foods Market	WFMI
Williams Cos.	WMB
Wrigley (Wm) Jr.	WWY
Wyeth	WYE
XL Capital	XL
XTO Energy Inc.	XTO
Xcel Energy Inc	XEL
Xerox Corp.	XRX
Xilinx, Inc	XLNX
Yahoo Inc.	YHOO
Yum! Brands, Inc	YUM
Zimmer Holdings	ZMH
Zions Bancorp	ZION
eBay Inc.	EBAY

Schedule 16.2

Renasant Corporation 2006 Definitive Proxy Statement

Who bears the cost of the proxy solicitation?

The Company generally bears all costs of soliciting proxies. We have retained and pay a fee to Automatic Data Processing, Inc. to assist in the solicitation of proxies, but the Company pays no separate compensation solely for the solicitation of proxies. Our directors, officers and employees may solicit proxies by telephone, mail, facsimile, via the Internet or by overnight delivery service. Our directors, officers and employees do not receive separate compensation for these services.

Who can vote at the annual meeting?

Our board of directors has fixed the close of business on Wednesday, February 22, 2006, as the record date for our annual meeting. Only shareholders of record on that date are entitled to receive notice of and vote at the annual meeting. As of February 22, 2006, the Company’s only outstanding class of securities was common stock, $5.00 par value per share. On that date, the Company had 75,000,000 shares authorized, of which 10,338,510 shares were outstanding.

You can vote either in person at the annual meeting (if you, rather than your broker, are the record holder of the stock) or by proxy, whether or not you attend the annual meeting. To vote by proxy, you must fill out the enclosed proxy card, date and sign it, and return it in the enclosed postage-paid envelope. If you hold our common stock directly in your name, you may also vote over the internet or by telephone. If internet or telephone voting is available to you, voting instructions will be printed on the proxy card sent to you. A proxy may be revoked at any time prior to its exercise at the annual meeting.

How many votes must be present to hold the annual meeting?

A “quorum” must be present to hold the Company’s annual meeting. A majority of the votes entitled to be cast at the annual meeting constitutes a quorum. Your shares, once represented for any purpose at the annual meeting, are deemed present for purposes of determining a quorum for the remainder of the meeting and for any adjournment, unless a new record date is set for the adjourned meeting. This is true even if you abstain from voting with respect to any matter brought before the annual meeting.

How many votes does a shareholder have per share?

Our shareholders are entitled to one vote for each share held.

How are directors elected?

Directors are elected by plurality vote; the candidates in each class up for election who receive the highest number of votes cast, up to the number of directors to be elected, are elected. Shareholders do not have the right to cumulate their votes.

2

BancorpSouth, Inc. 2006 Definitive Proxy Statement

PROPOSAL 1:

ELECTION OF DIRECTORS

Introduction

Our Restated Articles of Incorporation provide that the Board of Directors shall be divided into three classes of as nearly equal size as possible. Directors are elected by a plurality of the votes cast by the holders of shares of common stock represented at a meeting at which a quorum is present. The holders of our common stock do not have cumulative voting rights with respect to the election of directors. Consequently, each shareholder may cast one vote per share for each nominee.

Unless a proxy specifies otherwise, the persons named in the proxy shall vote the shares covered by the proxy for the nominees listed below. Should any nominee become unavailable for election, shares covered by a proxy will be voted for a substitute nominee selected by the current Board of Directors.

Nominees

The Board of Directors has nominated the four individuals named below under the caption “Class I Nominees” for election as directors to serve until the annual meeting of shareholders in 2009 or until their earlier retirement in accordance with our retirement policy for directors. Our retirement policy for directors provides that a director may not stand for re-election to the Board after reaching his or her 70th birthday, unless the Board determines that BancorpSouth would significantly benefit from such director serving another term due to his or her advice, expertise and influence. The Board has made this determination with respect to the two Class I Nominees who have attained the age of 70, Messrs. Franklin and Staub. Mr. Staub will retire on the date of the annual meeting of shareholders in 2008.

At the end of a director’s term, the Board may, in its discretion, re-nominate that director for another term. If the Board does not re-nominate a former director for another term after his or her 70 th birthday or such person is not re-elected by our shareholders, the person would then serve as a Director Emeritus for a one-year term, and be eligible for re-election as a Director Emeritus by the Board annually.

Each nominee has consented to be a candidate and to serve as a director if elected.

The following table shows the names, ages, principal occupations and other directorships of the nominees designated by the Board of Directors to become directors and the year in which each nominee was first elected to the Board of Directors:

Class I Nominees — Term Expiring in 2009

Name	Age	Principal Occupation/Other Directorships	Director Since
Hassell H. Franklin	70	Chief Executive Officer, Franklin Corp., Houston, Mississippi (furniture manufacturer)	1974
Robert C. Nolan	64	Chairman of the Board, Deltic Timber Corporation, El Dorado, Arkansas (timber production); Managing Partner, Munoco Company, El Dorado, Arkansas (oil and gas exploration and production)	2000
W. Cal Partee, Jr.	61	Partner, Partee Flooring Mill, Oil and Timber Investments, Magnolia, Arkansas (oil and lumber production)	2000
Travis E. Staub*	73	Retired, Fulton, Mississippi; Construction/engineering consultant, Fulton, Mississippi (2003-2004); Vice Chairman, JESCO, Inc., Fulton, Mississippi (construction and engineering) (1994-2003)	1975

*	Mr. Staub will retire on the date of the annual meeting of shareholders in 2008.

Hancock Holding Company 2006 Definitive Proxy Statement

Hancock Holding Company

One Hancock Plaza

2510 14th Street

Gulfport, Mississippi 39501

Proxy Statement

February 28, 2005

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Hancock Holding Company (the “Company” or “HHC”) for the annual meeting of shareholders to be held on March 30, 2006, 5:30 p.m., local time, at the Orange Grove-Lyman Community Center, 13472 Highway 49-North, Gulfport, Mississippi. Only shareholders of record at the close of business on February 14, 2006 are entitled to notice of and to vote at the meeting. It is expected the Proxy Materials will be mailed on or before March 3, 2006.

This proxy solicitation is made by the Board of Directors of HHC. Nominees are advised prior to record date to submit their request for proxy solicitation materials, and they are shipped overnight to nominees or their designated agent for process to non-objecting beneficial owners and objecting beneficial owners.

Holders of record of the Company’s Common Stock, par value $3.33 per share (the “Common Stock”) as of February 14, 2006 (the “Record Date”) are entitled to vote at the meeting or any adjournment thereof. Each share of Common Stock entitles the holder thereof to one (1) vote on each matter presented at the Annual Meeting for shareholder approval. On February 14, 2006, 32,570,046 shares of Common Stock were outstanding and entitled to vote. The presence at the Annual Meeting, in person or by proxy, of a majority of the shares of Common Stock outstanding and entitled to vote on February 14, 2006 will constitute a quorum.

Pursuant to Mississippi Law and the Company’s Bylaws, action on a matter (other than the election of Directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Company’s Articles of Incorporation or Mississippi Law specifically requires a greater number of affirmative votes on a particular matter. Abstentions and broker non-votes are only for the purpose of determining whether a quorum is present at the meeting. Broker non-votes and shareholder abstentions are not counted in determining whether or not a matter has been approved by shareholders.

Pursuant to Mississippi Law and the Company’s Bylaws, directors are elected by a plurality of the votes cast in the election of directors. A “plurality” means that the individuals with the largest number of favorable votes are elected as directors, up to the maximum number of directors to be chosen at the meeting.

Shareholders of the Company do not have cumulative voting rights with respect to the election of directors at the Annual Meeting. A shareholder has the right to vote the number of shares owned in the election of each director. With respect to the election of four (4) directors to hold office for the terms indicated here in, the nominees receiving the most votes, up to four (4), will be elected. If the Proxy is marked to vote for the four (4) directors as a group, one vote will be cast for each director for each share entitled to vote. If any shareholder wishes to vote for fewer than four (4) directors, they may line through or otherwise strike out the name of any nominee.

Any person giving a Proxy has the right to revoke it at any time before it is exercised. A shareholder may revoke his Proxy: (1) by personally appearing and choosing to vote at the Annual Meeting; (2) by written notification to the Company which is received prior to the exercise of the Proxy; or (3) by a subsequent Proxy executed by the person executing the prior Proxy and presented at the Annual Meeting. All properly executed Proxies, if not revoked, will be voted as directed on all matters proposed by the Board of Directors, and, if the shareholder does not direct to the contrary, the shares will be voted “FOR” Items 1 and 2 as described below.